HellerEhrman


SEC MAIL
RECEIVED
PROCESSING
JUN 0 3 2003
WASH. D.C.
152
SECTION

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所



May 25, 2003 03022448

SEC FILE NO.~~82-3782~~
82-3783

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL
SUPPL

Re: Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd (the "Company"), SEC File No. 82-3782, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding developments of significant litigations, dated May 16, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on May 17, 2003;

(2) The Company's announcement regarding resolutions of board of directors, dated April 19, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on April 20, 2003;

(3) The Company's 2002 Annual Report (Summary), dated April 15, 2003;

dlw 6/9

H:\dlai\adr\19081\0001\12sec.doc

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

China Securities Journal, Securities Time and Takungpao, all on April 20, 2003;

(3) The Company's 2002 Annual Report (Summary), dated April 15, 2003;

(4) The Company's announcement of supervision committee, dated April 15, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on April 16, 2003;

(5) The Company's announcement regarding resolutions of board of directors, dated January 29, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on January 20, 2003;

(6) The Company's announcement regarding resolutions of shareholders' general meeting, dated January 29, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on January 30, 2003;

(7) The Company's announcement of board of directors, dated January 10, 2003, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on January 11, 2003;

(8) The Company's announcement regarding resolutions of board of directors, and notice of the first interim shareholders' general meeting of 2003, dated December 27, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on December 28, 2002;

(9) The Company's announcement of clarification of board of directors, dated December 9, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on December 10, 2002;

(10) The Company's announcement regarding resolutions of board of directors, dated August 13, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on August 14, 2002;

(11) The Company's 2002 interim report summary;

(12) The Company's third quarter report of 2002, dated October 23, 2002;

Sole Practitioner: Simon Luk
Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com Tel: (852) 2526 6381 Fax: (852) 2810 6242
Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Offices: Milan Paris Rome

(13) The Company's announcement regarding estimation of deficit for the first half of 2002, dated July 5, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on July 6, 2002;

(14) The Company's announcement regarding resolutions of shareholders' general meeting, dated June 29, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on June 30, 2002;

(15) The Company's announcement of board of directors, dated June 18, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on June 19, 2002;

(16) The Company's announcement regarding resolutions of board of directors and notice of 2002 shareholders' general meeting, dated May 28, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on May 29, 2002;

(17) The Company's announcement regarding resolutions of board of directors, dated April 25, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on April 26, 2002;

(18) The Company's first quarter report of 2002, dated April 23, 2002;

(19) The Company's 2001 annual report (summary), dated April 20, 2002;

(20) The Company's announcement of board of directors, dated March 8, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on March 9, 2002;

(21) The Company's announcement regarding estimation of deficit of 2001, dated January 26, 2002, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on January 27, 2002;

(22) The Company's announcement regarding resolutions of interim shareholders' general meeting of 2001, dated December 31, 2001, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on January 1, 2002;

(23) The Company's announcement regarding resolutions of board of directors, dated December 14, 2001, published (in Chinese language)

Sole Practitioner: Simon Luk

Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com Tel: (852) 2526 6381 Fax: (852) 2810 6242

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Offices: Milan Paris Rome

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

in China Securities Journal, Securities Time and Takungpao, all on December 15, 2001;

(24) The Company's announcement regarding sale of assets and resolutions of board of directors, dated December 10, 2001, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on December 11, 2001; and

(25) The Company's announcement regarding resolutions of board of directors and notice of interim shareholders' general meeting, dated November 30, 2001, published (in Chinese language) in China Securities Journal, Securities Time and Takungpao, all on December 1, 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Encl.

c.c. Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.

Sole Practitioner: Simon Luk
Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com Tel: (852) 2526 6381 Fax: (852) 2810 6242
Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Offices: Milan Paris Rome

关于重大诉讼进展情况的公告

2003-05-17 06:59


董 事 会

证券代码：000029、200029　证券简称：深深房 A、 深深房 B　公告编号：临 2003-05）

深圳经济特区房地产（集团）股份有限公司
关于重大诉讼进展情况的公告

本公司收到子公司美国加州长城地产公司（以下简称“长城公司”）转来的长城公司诉 S.Y
公司及 YING YU 的判决书，现将有关情况公告如下：

一、案件基本情况：长城公司位于加州洛杉矶百老汇大道 744-788 号之地段土地，于 2000 年
8 月 15 日被他人非法转让给 S.Y 公司及 YING YU，且被 S.Y 公司及 YING YU 向美国加州国际银行抵
押贷款 65 万美元。长城公司已向美国加州高等法院提起诉讼，请求判决有关转让无效并赔偿一
切损失及诉讼费用，以及宣判长城公司为该土地之法定产权拥有人。该土地现账面净值为人民
币 17,940,104 元。

二、案件进展：2003 年 4 月 11 日（美国当地时间），长城公司诉 S.Y 公司及 YING YU 非法转让
土地案在加州高等法院开庭，法庭经审理认定我长城公司有真凭实据支持向被告提出的诉讼，最
终形成如下裁决：裁定 S.Y 公司及 YING YU 从未持有百老汇街 744-788 号土地的产权，长城公司才
是上述土地的业主；裁定 YING YU 代表 S.Y 公司签署抵押给加州国际银行的契约无效；裁定长城
公司可向被告 S.Y 公司及 YING YU 索偿诉讼费 54125 美元。

特此公告

深圳经济特区房地产（集团）股份有限公司

董 事 会

2003 年 5 月 16 日

证券代码：000029、200029　　证券简称：深深房 A　深深房 B　（公告编号：临 2003-04）

深圳经济特区房地产（集团）股份有限公司
董事会决议公告

本公司董事会于 2003 年 4 月 15 日召开会议，应出席董事 10 人，实到 10 人。会议经审议通
过以下议案：

一、2002 年 A、B 股年度报告及摘要；

二、2002 年利润分配方案"。

本公司 2002 年度经审计后的净利润按国内会计准则审计为 14,044,057.06 元，按国际会计准则审计为 33,863,000 元。按孰低法确定的净利润 14,044,057.06 元拟用于弥补以前年度亏损
，不对股东进行分配。

特此决议。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2003 年 4 月 19 日

深圳经济特区房地产（集团）股份有限公司

监事会公告

深圳经济特区房地产（集团）股份有限公司监事会于 2003 年 4 月 15 日在公司 48 楼会议室召开会议，应到监事 5 人，实到 4 人，符合《公司法》、《证券法》和《公司章程》的有关规定，会议审议通过以下议案：

一、审议通过《公司监事会 2002 年度报告》；

二、审议通过《公司 2002 年度报告及摘要》

特此公告。



深圳经济特区房地产（集团）股份有限公司

监 事 会

二OO三年四月十五日

关闭窗口

证券代码：000029、200029　　证券简称：深深房 A、深深房 B　　（公告编号：临 2003-03）

深圳经济特区房地产（集团）股份有限公司
董事会决议公告

本公司董事会于 2003 年 1 月 28 日在深房广场 48 楼会议室召开会议，应出席会议董事 10 人，实到 10 人。会议选举了新一届董事会之董事长和审议了关于聘任高级管理人员的议案，有关决议如下：

一、邵志和同志当选为深圳经济特区房地产（集团）股份有限公司董事长。

二、聘任陈武华同志为深圳经济特区房地产（集团）股份有限公司总经理。

三、聘任梁松、罗坤权、沈跃生、张跃四位同志为深圳经济特区房地产（集团）股份有限公司副总经理；聘任周复申同志为深圳经济特区房地产（集团）股份有限公司财务总监。

四、聘任陈继同志为深圳经济特区房地产（集团）股份有限公司董事会秘书。

特此公告。

深圳经济特区房地产（集团）股份有限公司

董　事　会

2003 年 1 月 29 日

附：非董事高管人员简历

罗坤权，男，汉族，1955 年 12 月生，广东兴宁人，在读研究生，无党派，深圳市第三届政协委员，广东省第七届侨联委员。曾任：广东省兴宁县宁塘政府企业办干部；广东省兴宁县酿造机械厂副厂长；广东省兴宁县外商投资企业物资公司经理；深圳市龙岗共青工业城实业公司总经理；深圳市深华企业公司经理；深圳市深华物业发展公司经理；深圳市深华集团公司副总经理。

沈跃生，男，汉族，1959 年 2 月生，广东潮安人，中共党员，硕士研究生学历，高级工程师、高级经济师。曾任：基建工程兵十九团一连技术员；深圳市第三建筑工程公司一队技术员；深圳市东部工程公司工程技术部副部长、部长；深圳市东部工程公司副经理；深圳市东部实业股份有限公司副总经理、常务董事、总经理兼党支部书记、董事长；深房集团副总经理。

张跃，男，汉族，1958 年 5 月生，山东龙口人，中共党员。研究生学历，讲师职称。曾任：基建工程兵 92 支队政治部宣传科新闻干事；基建工程兵 31 支队政治部宣传科宣传干事；深圳市园林集团公司团委副书记（主持工作）；深圳市住宅局办公室主任科员、副主任、培训中心负责人兼局机关纪委副书记；深圳市住宅局住房分配处处长、物业监管处处长。

陈继，男，汉族，1972 年 1 月生，籍贯福建龙岩，中共党员，厦门大学中文系本科毕业。曾任：深圳市天健汽车运输公司办公室秘书；深圳市建设投资控股公司党办干事；深圳市城市建设投资发展公司党群工作部经理。

证券代码：000029、200029　　证券简称：深深房 A、深深房 B　（公告编号：临 2003-02）


董事会

深圳经济特区房地产（集团）股份有限公司
股东大会决议公告

深圳经济特区房地产（集团）股份有限公司 2003 年第一次临时股东大会于 2003 年 1 月 28
日上午 9:30 在深房广场 48 楼会议厅举行。会议由董事陈武华主持，股东代表、本公司董事、监事和高级管理人员、律师等出席了本次会议。本次股东大会到会股东及股东代表 3 人，所
持股份 74382.1 万股，占公司总股本的 73.52%，其中 A 股 74382.1 万股，占公司总股本的 73.52 %，无 B 股股东出席。符合《公司法》和《公司章程》的规定，经深圳信达律师事务所
律师见证，本次股东大会的召开程序合法有效。

一、会议审议通过的议案：

（一）大会审议通过了“关于修改公司《章程》的议案”

1、《章程》第一百条：“本公司董事会由七到九名董事组成，设董事长一人，董事若干人。董事会成员可由股东代表、公司经理、财务总监、员工代表、社会专家组成。董事会中公司正、副总经理原则上不超过董事总数的三分之一，非股东董事不超过董事总数的三分之一。”修改为“本公司董事会由九到十一名董事组成，设董事长一人，董事若干人。董事会成员可由股东代表、公司经理、财务总监、员工代表、社会专家组成。”

2、《章程》第一百四十七条：“公司设监事会，由五名监事组成。监事会设监事会主席一名。监事会主席由全体监事过半数通过产生。”修改为“公司设监事会，由五到七名监事组成。监事会设监事会主席一名。”

表决情况如下：

A 股：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。赞成票占出席会议股东所持股份的 100 %。

（二）大会审议通过了“关于董事会换届的议案”。同意新一届董事会由十名董事组成，并提名以下同志为董事候选人：邵志和、陈武华、姚瑞生、许振汉、彭乃店、梁松、周复申、麻建华。（独立董事郑天伦、杨绍家已经过第十届股东大会选举，故不参加本次临时股东大会的选举。）

表决情况如下：

邵志和：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
陈武华：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
姚瑞生：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
许振汉：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
彭乃店：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
梁松：　赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
周复申：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
麻建华：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。

以上董事候选人所得票占出席会议股东所持股份的 100 %。

（三）大会审议通过了“关于监事会换届的议案”。同意新一届监事会由五名监事组成，并提名以下同志为监事候选人：庄创辉、甘露、于芳、吴志勇、周红。

表决情况如下：

庄创辉：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
甘露：　赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
于芳 ：　赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
吴志勇：赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。
周红：　赞成票：74382.1 万股，反对票：0 股，弃权票：0 股。

以上监事候选人得票占出席会议股东所持股份的 100 %。

二、律师出具的法律意见

深圳信达律师事务所许晓光律师见证了本次股东大会，认为本次股东大会召开程序和表决结果合法有效。

三、备查文件

1、本次股东大会审议的各项议案。
2、表决票。
3、法律意见书。
4、股东大会会议记录。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2003 年 1 月 29 日

深圳经济特区房地产（集团）股份有限公司

董事会公告

本公司在 2002 年三季度报告中预计了 2002 年度业绩将比 2001 年有所改善，但由于项目转让的不确定性故未对盈亏作出预测。由于 2002 年度本公司已顺利完成转让广东汕头海湾大桥股权的交易，故本公司董事会预计 2002 年度将略有盈利。具体的数据以会计师事务所审计后的结果为准，审计结果将在本公司 2002 年度报告中予以详细披露。

特此公告。



深圳经济特区房地产（集团）股份有限公司

董事会

2003 年 1 月 10 日

深圳经济特区房地产（集团）股份有限公司


深圳经济特区房地产（集团）股份有限公司
董事会

董事会决议公告及召开2003年第一次临时股东大会通知

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司董事会于2002年12月27日召开会议，应出席董事9人， 实到5人，3名董事委托其他董事表决。党委书记、 监事和高级管理人员列席了会议。会议经研究：

一、同意新一届董事会成员人选为：邵志和、陈武华、姚瑞生、许振汉、彭乃店、梁松、周复申、麻建华、郑天伦、杨绍家并将候选人邵志和、陈武华、姚瑞生、许振汉、彭乃店、梁松、周复申、麻建华提交股东大会表决。（独立董事郑天伦和杨绍家已经过2002年6月的第十届股东大会选举通过，故不参加本次临时股东大会的选举。）独立董事郑天伦和杨绍家对新一届董事会候选人提名表示了同意意见。

二、同意于2003年1月28日召开2003年第一次临时股东大会。会议有关事项如下：

（一）会议时间和地点

会议时间：2003年1月28日上午9时30分

会议地点：深圳市人民南路深房广场48楼会议室

（二）会议审议事项

1、董事会、监事会换届

董事会推选新一届董事会成员候选人：邵志和、陈武华、姚瑞生、许振汉、彭乃店、梁松、周复申、麻建华、郑天伦、杨绍家（其中独立董事郑天伦和杨绍家已经过第十届股东大会选举，故不参加本次临时股东大会的选举。）新一届监事会由五名监事组成，监事候选人为：庄创辉、甘露、于芳、吴志勇、周红。

2、修改公司《章程》

（1）《章程》第一百条："本公司董事会由七到九名董事组成，设董事长一人，董事若干人。董事会成员可由股东代表、公司经理、财务总监、员工代表、社会专家组成。董事会中公司正、副总经理原则上不超过董事总数的三分之一，非股东董事不超过董事总数的三分之一。"修改为"本公司董事会由九到十一名董事组成，设董事长一人，董事若干人。董事会成员可由股东代表、公司经理、财务总监、员工代表、社会专家组成。"

（2）《章程》第一百四十七条："公司设监事会，由五名监事组成。监事会设监事会主席一名。监事会主席由全体监事过半数通过产生。"修改为"公司设监事会，由五到七名监事组成。监事会设监事会主席一名。"

三、出席会议对象

1、截止2003年1月11日（股权登记日）收市前在深圳证券结算公司在册持有本公司股票之股东，均有资格参加。具有出席资格而因故无法出席大会者，可书面委托他人出席，代为行使权利。

2、公司董事、监事及高级管理人员。

四、出席会议登记办法

股东持本人身份证、股东帐户卡、持股凭证，委托代表持本人身份证、委托书及授权人股权凭证出席本次会议。

五、注意事项：

1、会期半天，出席者食宿及交通费自理。

2、有关本次股东大会其他事宜，请垂询本公司董事会秘书处。

电话：（0755）82293000—4718、4719、4715

传真：（0755）82294024

授 权 委 托 书

兹委托　　　　先生（女士）代表本人出席深圳经济特区房地产（集团）股份有限公司2003年第一次临时股东大会并对会议应表决事项行使表决权。

委托人姓名及身份证号码：　　　　　　　　股东帐号:

持股数：　　　　　　　　　　　　　　　　委托日期：

被委托人姓名及身份证号码：

附：董事候选人简历

邵志和，男，汉族，1950年10月生，广东省连县人，中共党员，大专学历，工程师。曾任：广州空军工程兵五团九连排长；基建工程兵302大队副中队长、中队长、 四营十三连连长；深圳市市政工程公司安装分公司经理；深圳市天健（集团）股份有限公司副总经理； 深圳市城建投资发展公司总经理、党委副书记。现任深房集团党委书记。

陈武华，男，汉族，1952年12月生，四川仪陇人，中共党员，大专学历，高级工程师。曾任：基建工程兵二支队十八大队连长；深圳市第三建筑工程公司副经理、经理兼党委员副书记、经理兼党委书记；深圳市东部开发（集团）公司副总经理兼建三公司董事长。现任深房集团董事总经理、党委副书记。

许振汉，男，汉族，1952年7月生，陕西洋县人，中共党员，大专学历，高级政工师。曾任：基建工程兵802团正连职干事；深圳市机电设备安装公司干事、纪委副书记、党办主任、纪委书记、党委副书记；现任深圳市建设投资控股公司纪委副书记。

姚瑞生，男，汉族，1944年3月生，江苏常州市人，民盟盟员，本科学历，高级经济师。曾任深圳先科激光总公司财务部经理、深圳市原野实业公司发展部经理、深圳市国有资产管理办公室综合处副处长。现任深圳市建设投资控股公司总经济师、深房集团董事。

彭乃店，男，汉族，1948年9月生，广东省五华人，硕士学历，中共党员，高级政工师。曾任：广东省团委常委兼宣传部长，广东省对外经济贸易发展研究所任副所长，深圳汇华集团有限公司总经理助理、工会主席。现任深房集团董事副总经理。

梁松，男，汉族，1963年11月生，广东韶关人，中共党员， 大专学历，工程师。曾任：深房集团工程设计部副经理、工程部经理助理、工程部经理、总经理助理。现任深房集团副总经理。

周复申，女，汉族，1954年10月生，湖北省咸宁人，中共党员，本科学历，高级会计师。曾任：贵州财经学院教师； 圳市财经学校教师；深圳市投资管理公司资产评估所会计师、副部长； 深圳市国有资产管理办公室综合管理处助理调研员、副处长。现任深房集团董事、财务总监。

麻建华，男，汉族，1964年11月生，浙江省江山人，硕士学历，中共

党员，经济师。曾任深圳市物业发展（集团）股份有限公司董事会秘书。现任深房集团董事、总经理助理。

监事候选人简历

庄创辉，男，汉族，1954 年 2 月生，广东潮阳人，中共党员，大专学历，高级政工师。曾任：步兵第 372 团团政治处书记；陆军第 124 师政治部宣传科正连干事；42 军政治部组织处正连干事；42 军直属炮团宣传股长（正营）；惠阳地委经济工作部办公室副主任；惠阳地区工商局办公室副主任、统计科科长；深圳市纪委纪检一室副处级纪检员、副主任（正处级）；深圳市建设投资控股公司纪委副书记。现任深房集团党委副书记、董事。

甘露，男，汉族，1958 年 9 月生，广东省信宜县人，中共党员，研究生毕业，高级政工师。曾任：梅县地区氮肥厂车间工段长；蕉岭县建设委员会业务主办；深圳深喜建筑装饰公司装修部部长；深圳特发建筑装饰公司财务部部长、办公室主任；深圳市圳通工程公司经理助理,副总经理；深房集团劳动人事部经理。现任深房集团监事、监事会秘书处主任。

于芳，女，汉族，1957 年 1 月生，黑龙江哈尔滨人，中共党员，大学本科毕业，政工师。曾任： 湖南芷江县知青民兵副营长；湖南怀化中级人民法院经济审判庭庭长； 深房集团发展经营部主办；深房新东方百货公司副总经理兼新峰交易评估公司副总经理；现任深房集团法律事务部副部长。

吴志勇，男，汉族，1972 年 1 月生，广东省东莞人，中共党员，本科学历，助理经济师。曾任：深房集团企业发展部科员。现任深房集团团委副书记。

周红，女，1968 年 5 月生，湖南衡阳人，中共党员，本科学历，高级政工师。曾任：深圳翠园中学团委书记；罗湖团区委委员；共青团深圳市委主任科员、少工委办公室主任；深圳市建设投资控股公司党办副主任、人事部副经理兼团委书记。；现任深圳市建设投资控股公司党办主任兼团委书记。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2002 年 12 月 27 日

监事会决议公告

深圳经济特区房地产（集团）股份有限公司第三届监事会于 2002 年 12 月 27 日在深房广场 48 楼召开会议，应到监事 5 人，实到 4 人，符合《公司法》有关规定。会议经审议决议如下：

一、同意本公司股东和职工代表所推荐的 5 名监事的候选人：庄创辉、甘露、于芳、吴志勇、周红。

二、同意将上述 5 名新一届监事会候选人提交股东大会审议。

特此公告。

深圳经济特区房地产（集团）股份有限公司

监 事 会

2002 年 12 月 27 日

证券代码：000029、200029　　证券简称：深深房A、 深深房B

（公告编号：临2002-07）

深圳经济特区房地产（集团）股份有限公司

董事会澄清公告

2002年12月1日证券时报之财经周刊刊登了《房地产上市公司渴盼实质性重组》（作者国信证券何诚颖、陶丽春）一文，文中以肯定的语气提到："目前，中远（香港）出于产业转移和资本市场布局的考虑，已经相中深深房并就重组事宜进行洽谈"。针对该不实报道及市场上其他关于本公司重组的种种传闻，本公司董事会根据深交所《股票上市规则》有关规定，特发表以下澄清公告：

本公司从未与其他公司就重组事宜进行过洽谈或达成相关意向；本公司之大股东深圳市建设投资控股公司也未曾与中远（香港）公司及其他公司正式洽谈过关于本公司重组事宜或达成相关的意向。有关本公司之信息均以本公司刊登在《中国证券报》、《证券时报》、《大公报》及巨潮网站上的公告为准，请投资者注意辨别。

特此公告。



深圳经济特区房地产（集团）股份有限公司

董事会

2002年12月9日


2002-08-13 06:43
董事会

深圳经济特区房地产（集团）股份有限公司
董事会决议公告

本公司董事会于2002年8月12日审议通过了关于转让本公司持有的广东汕头海湾大桥有限公司股权有关事项的议案，现将决议内容公告如下：

因种种原因，2001年12月31日临时股东大会批准的将我司持有的广东汕头海湾大桥有限公司股权转让给深圳高速公路股份有限公司的交易无法完成，因此，董事会决定，积极寻找符合交易要求的新购买方，一旦达成转让协议，将及时发布公告并提交股东大会批准。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2002年8月13日

关闭窗口

SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
2002 Interim Report Summary
(The financial report has not been audited)

Important: The Board of Directors of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) hereby confirms that there are no important omissions, fictitious statements or serious misleading information carried in this report, and shall take all responsibilities, individual and/or joint, for the reality, accuracy and completion of the whole contents. This report is written both in Chinese and English. Should there be any difference in interpretation of the text of the two versions, the Chinese version shall prevail. Purpose of the summary of semi-annual report is to provide the public with brief introduction to the Company's operation in the first half year 2002. In the meantime, the full text of this report is published on the Internet website http://www.cninfo.com.cn. Investors are suggested to read carefully the full text of the report before significant decision-making.

I. COMPANY PROFILE

1.. Stock Exchange Listed with: Shenzhen Stock Exchange
Short Forms of the Stock: SHENSHENFANG A Stock Code: 000029
SHENSHENFANG B 200029

2. Secretary of the Board of Directors: Vacant temporarily
Authorized Representative in charge of Securities Affairs: Tu Zhigang
Tel.: (0755) 82293000 ext. 4718, 4715, 4719
Fax: (0755) 82294024 E-mail: spg@163.net

3. Major financial data and indexes

Items	Jan.-Jun. 2002	Jan.-Jun. 2001
Net profit(RMB'000)	-25,756	11,630
Return on equity (%)	-3.05	1.6
Earnings per share (In RMB)	-0.025	0.012
Net cash flows per share arising from operating activities	0.042	0.038
Items	**Jun. 30, 2002**	**Dec. 31, 2001**
Shareholders' equity (Excluding minority interests RMB'000)	823,062	846,155
Net assets per share	0.82	0.85

Difference in net profit and net assets as of the report period based on Chinese Accounting Standards and International Accounting Standards respectively:

	Net assets RMB'000	Net profit RMB'000
As reported under IAS	823,062	(25,064)
1. Allotted depreciation charges in respect of investment properties and amortization expenses	(31,949)	(13,585)
2. Adjustment for market value of short-term investments	2,215	(943)
3. Timing difference in recognition of previous year expenses	--	(67)
4. Difference in recognition of cost of fixed assets	185,399	--
5. Goodwill arising from acquisition of subsidiaries	7,792	(698)
6. Others	(1,115)	279
As reported under Accounting System of Enterprise	980,974	(40,078)

II. CHANGE IN SHARE CAPITAL AND PARTICULARS ABOUT SHAREHOLDERS

(I) Change in share capital

In the report period, the Company's total shares and its structure of share capital remained unchanged.

(II) Particulars about shares held by main shareholders

1. The total shareholders in the report period

Ended Jun. 30, 2002, the Company has totally 107,968 shareholders, including 85,775

shareholders of A-share and 22,193 shareholders of B-share.

2. Ended Jun. 30, 2002, only Shenzhen Construction Investment Holdings Co. ("Construction Investment Holdings") ranks the shareholder holding over 5% of the total shares of the Company. In the report period, the shares held by Construction Investment Holdings were not changed in total sum or pledged, frozen or under custody.

3. About shares held by the top ten shareholders of the Company

Ended Jun. 30, 2002, the top ten shareholders of the Company are as following:

No.	Name of shareholders	Number of holding shares (Share)	Proportion in total shares (%)
1	Shenzhen Construction Investment Holdings Co.	74,382,000	73.52
2	CBNY S/A PNC/SKANDIA SELECT FUND/CHINA EQUITY AC	1,894,760	0.1873
3	Pufeng Securities Investment Fund	956,801	0.0946
4	CHU KOON YUK	720,000	0.0712
5	Huatai Securities Co., Ltd.	655,930	0.0648
6	SHUM YIP KWAN WING DEVELOPMENT LTD	638,000	0.0631
7	ORE BURNS (AUSTRALIA) PTY. LIMITED	600,000	0.0593
8	Haitong Securities (Hong Kong) Co., Ltd.	581,900	0.0575
9	HSBC BROKING SECURITIES (ASIA) LIMITED-CLIENTS A/C	570,200	0.0564
10	ZHANG XU BIN	500,000	0.0494

III. DIRECTORS, SUPERVISORS AND SENIOR EXECUTIVES

(I) Particulars about change in shares held by directors, supervisory and senior executives

In the report period, directors, supervisors and senior executives have not hold shares of the Company.

(II) Engagement and dismissal of directors, supervisors and senior executives

1. The Company held a meeting of Board of Directors on April 17, 2002, in which the Board of Directors agreed that Mr. Zhou Fushen resigned from the position of secretary of the Board of the Company.

2. The 10th Shareholders' General Meeting of the Company was held on June 28, 2002, in which, Mr. Hu Mingzhon resigned from the position of director of the Company, and Mr. Zheng Tianlun and Mr. Yang Shaojia were engaged as independent director of the Company.

IV. EXECUTIVE STATEMENTS

(I) Operation in the First Half Year

Under the classification of real estate section, the Company is principally engaged in real estate development, sales of commercial house, estate management and leasing, trading and retail of commodities, hotel business, equipment installation and maintenance, and inside decoration. In the first half of 2002, the Company operated normally, with real estate development improved to certain extent. In addition, key projects of the Company progressed smoothly basically as scheduled. Moreover, the Company made moderate progress in liquidizing remnant assets, invigorating large subsidiaries while releasing control over small ones, and liabilities restructuring.

In 2002, the Company planned to develop altogether eight projects including six inside Shenzhen, namely, Cun Qin Ge, Nan Yang Apartment, Ni Gang Xing Hu Garden (3rd Phase), B Block of Yi Tai Center, Bin Hai Building of Sha Tou Jiao, Bao'an Zhong Huan Garden (3rd Phase), and two outside Shyenzhen, namely, Guangzhou Huang Pu New Village (2nd Phase) and Shatoujioa Jin Ye Dao Garden (3rd and 4th Phase). All these projects covers a total area of 108,250 square meters and the construction area scheduled to be 257,607 square meters. For the project of Nan Yang Apartment and B Block of Yi Tai Center, the after decoration was progressed in the report period as scheduled and expected the completion respectively in Sep. and Oct. 2002; for the Cun Qin Ge project, pouring soleplate in basement was completed in the report period as scheduled and expected the thorough completion at the end of 2003; for the project of Bao'an Zhong Huan Garden (3rd Phase), construction of pile foundation was

completed in the report period and the thorough completion was to be completed in April 2002; for the project of Ni Gang Xing Hu Garden (3rd Phase), the engineering invitation bid was completed; and for the project of Shatoujioa Jin Ye Dao Garden, the shop drawing was prepared and approved. Although the property under development increased in terms of quantity in the report period, the possible profit generated from them may be limited since most of the said projects are based on lands that had been already developed and no scale economy was formed.

In the report period, subsidiaries of the Company did not operate well and the Company continues its key works of invigorating large subsidiaries while relaxing control over small ones. In the semi-annual accounting statement, eighteen subsidiaries were included in the consolidation including eleven with profits and six with deficits totaling RMB 7.8 million. That is, 33% of the Company's subsidiaries suffered deficits in the report period, some temporarily. Comparing to the same period of previous year, turnover of the subsidiaries increased by 8% but gross profit decreased by 35% in the report period. Presently, the Company had altogether 109 subsidiaries, but only 56 of them were in normal operation. To cope with such problems, the Company planned to relax control over 24 subsidiaries, including 10 to be transferred wholly or partially, 5 to be cancelled or merged, 6 to be held by employees or executives, 1 to be sold, 1 to be put into bankruptcy, and 1 to be involved into equity exchange. The Company will make every effort to implement the said plans, so to promote the Company's restructuring and optimize its corporate structure.

Though the Company made certain progress in loan reorganization, it still suffered a shortage in capital. Ended June 30, 2002, bank loans of the Company amounted to RMB 1.012 billion deducting pledged deposit and L/C loans. Up to this year, the Company had fulfilled seven loans reorganizations, which reduce the interest payment by RMB 17.72 million in 2002. Since only two projects, Nan Yang Apartment and B Block of Yi Tai Center, may be sold from as late as the fourth season, the Company estimated the cash flows arising from operating activities in the second half of 2002 would be limited and the shortage in capital would continue in the second half year.

(II) Operation Results and Financial Status

1. Comparison between the operation results as of the report period and those as of the same period of previous year and the causes:

Unit: RMB

Items	Amount as of the report period	Amount as of the same period of previous year	Changes (%)
Income from main business lines	295, 887, 199.20	271, 985, 213.29	8.79%
Profit from main business lines	49, 039, 567.84	77, 778, 586.63	−36.95%
Net profit	−40, 078, 287.40	4, 232, 490.47	−1046.92%
Decrease of cash and cash equivalents	28, 762, 255.58	6,981, 878.45	−311.96%

Income from main business lines in the report period increased by RMB 23.9 million over the same period of previous year mainly because income from architectural installation and construction, property letting, commodities logistics and hotel services made great progress in the report period.

Profit from main business lines decreased by RMB 28.74 million over the same period of previous year mainly due to the increase in cost, comprehensive cost rate of main business lines increased by 12.61% over the same period of previous year.

Net profit decreased by RMB 44.31 million to deficits of RMB 40.08 million mainly because, firstly, comprehensive cost of main business lines increase by great margin; secondly, sales cost and administrative expenses increased by RMB 11.95 million over the same period of previous year; and thirdly, investment income decreased by RMB 9.37 million over the same period of previous year.

Net decrease of cash and cash equivalents increased RMB 21.78 million over the same period

of previous year mainly because firstly, cash borrowings decreased and secondly, cash for repaying previous borrowings increased.

2. Financial status and the causes

Unit: RMB'000

Items	Amount at period-end	Amount at year-begin	Changes (%)
Total assets	3,379,440	3,473,210	−2.70%
Shareholders' equity	980,970	1,019,080	−3.74%
Accounts in advance	253,070	174,520	45%
Accounts payable	37,790	69,800	45.86%
Tax unpaid	44,730	68,390	−34.60%

Total assets decreased by RMB 93.77 million over the year-begin mainly because firstly, the Company reduce the liabilities of RMB 54.69 million by repaying bank loans and secondly, the Company suffered deficits of RMB 40.08 million in the report period.

Shareholders' equity decreased by RMB 38.11 million over the year-begin mainly due to the deficits in the report period and the foreign currency translation.

Accounts in advance increased by RMB 78.55 million over the year-begin mainly due to the advanced sales payment for Hu Bin Ge project collected in the report period.

Accounts payable decreased by RMB 32.01 million over the year-begin mainly due to the payment for construction and sales in the report period.

Tax unpaid decreased by RMB 23.66 million over the year-begin mainly due to the payment for overdue tax in the report period.

3. Business segments

Unit: RMB'000

Business	Proportion	Sales income		Gross profit	
		Jan. to Jun. 2002	Jan. to Jun. 2001	Jan. to Jun. 2002	Jan. to Jun. 2001
Real estate development	16%	46,250	79,070	13,000	26,850
Property management	13%	38,060	37,300	9,390	11,170
Commodities logistics	43%	126,630	99,030	7,770	12,440
Architectural construction and installation	13%	38,100	10,670	4,470	2,420

Sales income and sales profit from real estate development decreased by 42% and 50% respectively, mainly because the income from the sold properties was not transferred into the sales revenue . Sales income and sales profit from property management respectively increased by 2% and decreased by 16% mainly because the operation cost increased. Sales income and sale profit of commodities logistics respectively increased by 28% and decreased by 38% mainly because firstly, cost increased due to the re-decoration of SPG Apartment Company, one of the Company major subsidiaries, and secondly, profitability of the Company trading subsidiaries in terms of import and export reduced. Sales income and sales profit from Architectural construction and installation respectively increased by 257% and 84%.

(III) Investment

1. In the report period, the Company raised no proceeds and no previously raised proceeds were extended in the report period.
2. Progress of project funded with non-raised proceeds

a. Cui Qin Ge project, located in Dongmen North Road, Luohu District, Shenzhen, covering an area of 5899 M^2 with total construction area of 30170 M^2, is a 33-floor housing building which is to be thoroughly completed by the end of 2003. The Company planned to invest RMB 16 million in the project and complete 10 floors in 2002. In the first half of 2002, the Company actually invested RMB 12 million and the pouring soleplate in basement was completed as scheduled.

b. B Block of Yi Tai Center project, located in Jianshe Road, Luohu District, Shenzhen, covering an area of 6666 M^2 with total construction area of 22000 M^2, is a 29-floor building of apartment houses which is to be thoroughly completed and accepted in the third quarter of 2002. The Company planned to invest RMB 8 million in the project in 2002 and to be completed and accepted in the first half of 2002, the Company actually invested RMB 4.5 million and the after decoration was undergoing as scheduled.
c. Nan Yang Apartment project, located in Jianshe Road, Luohu District, Shenzhen, covering an area of 2000 M^2 with total construction area of 12747 M^2, is a 28-floor building of apartment houses which is to be thoroughly completed and accepted in the third quarter of 2002. The Company planned to invest RMB 18 million in 2002 and in the first half, it actually invested RMB 11 million and the after decoration was undergoing as scheduled.
d. Bin Hai Building project, located in Shatoujiao, Yantian District, Shenzhen, covering an area of 5314 M^2 with total construction area of 49021 M^2, are two 29-floor housing buildings, which are to be constructed from this year. But the State Land Department changed the development plan for the land, so the Company adjust and amend the original plan accordingly. Presently, the shop drawing was under the examination. In the first half of 2002, the Company actually invested RMB 1.18 million in the project.
e. Xing Hu Garden (3rd phase) project, located in Nigang Road, Luohu District, Shenzhen, covering an area of 12112 M^2 with total construction area of 54000 M^2, is two 28-floor buildings and one 12-floor building. The Company planned to invest RMB 30 million in the project and complete the skirt building in 2002. In the first half of 2002, the Company actually invested RMB 16.64 million but the actual progress of the project is not in line with relevant plan because the roads plan in the district changed and the engineering bidding prolonged. Presently, the engineering bidding was completed and the construction is to be started from August.
(IV) Operation Plan for the Second Half Year
1. The Company plans to realize income from main business lines of RMB 407.12 million including RMB 156.89 million from the Group headquarter and RMB 249.23 million from the subsidiaries.
2. In the second half of 2002, the Company will focus on works especially in following respects: firstly, to actively promote the transfer of equity of Shantou Haiwan Bridge, assure the timely performance the contract so to accomplish the annual operation target; secondly, to make full advantages of the capital in HK$ from the equity assignment, timely do a good job on liabilities reorganization including currency duration and rate adjustment for its foreign currency loans, effectively reduce the financial cost and risk; thirdly, to rationally allocate the capital, reinforce the project management, and assure the projects developed in accordance with relevant schedules; fourthly, to enthusiastically push the reform, restructure of its subsidiaries, to strengthen the work of invigorating large subsidiaries while releasing control over small ones, so to lay a solid foundation for the Company to optimize the industrial and corporate structures; fifthly, to further improve the corporate governance, speed up the operation organism transfer and move the overall administration and operation upwards to a higher level.

(V) Forecast
Based on the Company's present situation, it is hard to turn the deficits into profits in the next report period.

V. SIGNIFICANT EVENTS
(I) Corporate Governance
At the end of 2001, actual corporate governance of the Company had difference from the requirement of CSRC in respect that listed company should engage independent directors. In the 10th Shareholders' General Meeting dated June 28, 2002, Mr. Zheng Tianlun and Mr. Yang Shaojia were elected as independent directors of the Company and Independent

Directors System was established according to Guiding Opinion on Establishing Independent Directors System in Listed Company, Rules for Administration in Listed Company and Articles of Association of the Company.

(II) Profit Distribution

In the 10th Shareholders' General Meeting dated June 28, 2002, it was examined and approved that the Company would conduct neither profit distribution nor capital public reserve transferring into share capital. (for details, please refer to public notice in China Securities, Securities Times and Ta Kung Pao dated June 29, 2002)

(III) Significant Litigation and Arbitration

1. April 1993, the Company jointly invested with Tian Hong Department to incorporate and operate Shenzhen Orient Tian Hong Department Store Co., Ltd. (Orient Tian Hong) From Jan. 5, 1994, the Company started to contract and operate Orient Tian Hong. Due to dispute on the contract fee and investment capital, Shenzhen Medium People's Court ruled on Nov. 1, 2000 that the Company should pay RMB 25,148,474.68 of contract fee and investment capital and the corresponding interest to Orient Tian Hong and undertake the case acceptance fee of RMB 569,682. Jan. 21, 2002, the Company received a civil judgment from Guangdong High People's Court standing the previous ruling.
2. For other litigation and arbitration involving the Company, please refer to notes to accounting statements Note.

(IV) Significant Purchase, Sales or Disposal of Assets and Merger and Consolidation

In the Company's extraordinary shareholders' general meeting dated Dec. 31, 2001, the Proposal on Assigning Equity of Guangdong Shantou Haiwan Bridge Co., Ltd. was examined and approved (for details, please refer to public notice in Securities Times, China Securities and Ta Kung Pao dated Jan. 4, 2001). Ended June 30, 2002, the Board has not signed any formal equity assignment contract with the acquirer, relevant issues were still under negotiation.

(V) Related Transaction

Please refer to Note to the accounting statements.

(VI) Significant Contract and the Implementation

1. In the report period, the Company neither entrusted, contracted or leased assets from other company nor put into entrust, contracted or leased its assets to other companies. No such issues, which were conducted before the report period, were extended to the report period.

2. For guarantees offered by the Company in the report period, please refer to Note to the accounting statements.

3. In the report period, the Company did not entrusted others with cash assets management, and no such issues, which were conducted before the report period, were extended to the report period.

(VII) Neither the Company nor its shareholders with no less than 5% equity of the total share capital made commitments in the report period or previous commitments extended to the report period.

(VIII) Certified Public Accounts engaged by the Company remained unchanged in the report period.

(IX) The Company will conduct neither profit distribution nor capital public reserve transferring into share capital for the first half of 2002.

(X) The Company had no post events necessary to be disclosed.

Board of Directors of
SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED JUNE 30, 2002
(UNAUDITED)

	Notes	01/01-30/06/2002	01/01-30/06/2002
		RMB'000	RMB'000
Turnover	4	295,887	271, 986
Cost of sales		(234,206)	(192, 152)
Gross profit		61,681	79, 834
Other operating income		9,634	31, 332
General and administrative expenses		(60,172)	(54, 138)
Operating expenses		(17,527)	(9, 053)
(Loss) / profit from operations		(6,384)	47, 975
Finance cost	6	(28,636)	(35, 668)
Share of profit of non-consolidated subsidiaries, associated companies, and contractual joint ventures		9,862	--
(Loss) / profit before taxation	5	(25,158)	12, 307
Taxation	7	(598)	(677)
(Loss) / profit after taxation		(25,756)	11, 630
Minority interests		692	327
Net (loss) / profit for the year		(25,064)	11, 957
(Loss) / profit per share			
Basic	8	RMB(0.025)	RMB0.012

CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2002
(UNAUDITED)

	Notes	30/06/2002 RMB'000	31/12/2001 RMB'000
ASSETS			
Non-current assets			
Fixed assets	9	286,953	288,019
Investment properties	10	603,455	602,622
Non-consolidated subsidiaries	11	127,246	151,352
Associated companies	12	16,791	14,818
Contractual joint ventures	13	314,993	312,569
Long term investments	14	59,072	59,072
Intangible assets	15	101,329	101,608
		1,509,839	1,530,060
Current assets			
Properties under development for sale	16	943,684	868,380
Completed properties for sale	17	191,168	256,615
Inventories	18	26,049	16,392
Short term investments	19	3,993	3,051
Accounts receivable		75,689	146,046
Prepayments, deposits and other debtors		60,176	41,093
Cash and bank balances		315,615	343,897
		1,616,374	1,675,474
Current liabilities			
Customers' deposits		253,070	174,521
Accounts payable and accrued expenses		657,070	729,373
Dividends payable		138,764	138,764
Tax payable	20	45,044	68,746
Bank loans	22	1,106,339	1,143,772
		2,200,287	2,255,176
Net current liabilities		(583,913)	(579,702)
Total assets less current liabilities		925,926	950,358
Non-current liabilities	21	(109,856)	(109,806)
Minority interests		6,992	5,603
NET ASSETS		823,062	846,155
CAPITAL AND RESERVES			
Issued capital	23	1,011,660	1,011,660
Reserves		(188,598)	(165,505)
		823,062	846,155

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED JUNE 30, 2002
(UNAUDITED)

01/01-30/06 /2002 RMB'000	Notes	
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from sales of goods or rendering of services		399,274
Other cash received relating to operating activities		80,957
Cash paid for goods and services		(271,470)
Cash paid to and on behalf of employees		(46,661)
Payments of all types of taxes		(51,582)
Cash paid relating to other operating activities		(68,039)
Net cash inflows from operating activities		42,479
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash received from disposal of investments		15,544
Cash received from dividend and interest		8,711
Net cash received from the sale of fixed assets, intangible assets and other long-term assets		41
Other cash received relating to investing activities		77,403
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(3,710)
Cash paid to acquire investments		(3,924)
Cash paid relating to other investing activities		(72,909)
Net cash outflows (inflows) from investing activities		21,156
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received from borrowings		358,995
Other cash received relating to financing activities		318
Cash repayments of amounts borrowed		(399,153)
Cash paid for distribution of dividends or profits and for interest expenses		(52,385)
Cash paid relating to other financing activities		(172)
Net cash outflows from financing activities		(92,397)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(28,762)
Cash and cash equivalents at the beginning of the period	24	168,510
Cash and cash equivalents at the end of the period	24	139,748



深圳经济特区房地产（集团）股份有限公司
2002年第三季度报告

本公司董事会保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。本季度财务会计报告未经审计。

董事叶环保、郑天伦、杨绍家未出席董事会会议，委托其他董事表决。

一、 公司基本情况简介

（一）股票上市证券交易所、股票简称和股票代码

股票上市交易所： 深圳证券交易所

股票简称及股票代码： 深深房A（代码000029）

深深房B（代码200029）

（二）公司董事会秘书暂缺　证券事务代表： 涂志刚

联系地址： 深圳市人民南路深房广场47楼

电话： (0755)82293000-4715

传真： (0755)82294024

电子信箱 SZspgcs@public.SZptt.net.cn

（三）主要财务数据和指标

人民币

项目	2002年1月-9月
主营业务收入（千元）	436,028
净利润（千元）	-44,621
净资产收益率(%)	-5.57
每股收益（元）	-0.04

项目	2002年9月30日	2001年12月31日
资产（千元）	3,090,469	3,205,543
股东权益(千元)	801,422	846,155
每股净资产（元）	0.79	0.84

按国内、国际会计准则编制的财务报告在报告期末净利润、净资产上的差异：

	净资产（千元）	净利润（千元）
按＜企业会计制度＞	953,027	-65,943
1、转回投资物业的折旧及摊销费用	40,875	19,750
2、调整短期投资为市值	2,214	943
3、固定资产成本确认的差异	-189,006	--
4、冲销购入附属公司而导致的商誉	-7,443	1,048
5、其他	1,755	-419
按国际会计准则按	801,422	-44,621

二、股本变动和主要股东持股情况

（一）报告期内，公司股份总数和股本结构没有发生变化。

（二）截止 2002 年 9 月 30 日，本公司 A 股股东为 89745 户，B 股股东为 22701 户，公司股东总数为 112446 户。

（三）截止 2002 年 9 月 30 日，持有本公司股份 5%以上的股东，只有深圳市建设投资控股公司一家。该公司所持股份报告期内无增减变动，亦无被冻结、质押或托管等情况。

截止 2002 年 9 月 30 日，拥有公司股份前十名股东持股情况如下：

名次	股东名称	本期末持股数（股）	占总股本比例(%)
1	深圳市建设投资控股公司	74,382,000	73.5247
2	CBNY S/A PNC/SKANDIA SELECT FUND/CHINA EQUITY AC	1,957,860	0.1935
3	华泰证券有限责任公司	1,001,630	0.0990
4	普丰证券投资基金	867,425	0.0857
5	CHU KOON YUK	720,000	0.0712
6	SHUM YIP KWAN WING DEVELOPMENT LTD	633,200	0.0626
7	ORE BURNS (AUSTRALIA)PTY.LIMITED	600,000	0.0593
8	海通证券（香港）有限公司	581,900	0.0575
9	张旭彬	500,000	0.0494
10	何玉婵	464,000	0.0459

前十大股东持股相关情况说明：

序号 1 代表国家持股单位，序号 3 和 4 为流通股 A 股股东，其余为流通股 B 股股东。本公司前十名股东之间除序号 1 外，其余流通股 A、B 股股东之间未知是否存在关联关系。

三、经营情况阐述与分析

（一）报告期内公司经营情况、所涉及主要行业的重大变化

报告期内公司经营情况正常，公司努力推进各项重点经营工作以力争完成年度经营计划。报告期内，公司着力加快资产盘活和债务重组工作进度，年内有望实现重大资产转让工作的突破；同时，公司在减轻债务、降低财务费用方面作出了很大努力，贷款重组的效果比较明显，虽然报告期内费用水平较去年同期有所上升，但负债总额有所降低。由于制约公司经营业绩的各项不利因素依然存在，主要开发项目尚未产生回报，虽然主营业务收入较去年同期有明显增长，但报告期内公司仍产生较大亏损，利润指标较去年同期有较大下降。报告期内公司所涉及主要行业未出现重大变化。

（二）报告期内公司主要投资项目进度

报告期内公司主要投资项目基本实现开发进度，其中翠沁阁项目已经施工至四层底板，预计年底前可施工至十二层；南洋大厦改造项目已经完成室内装修工程，将于十月份进行消防及土建工程验收；恰

泰中心 B 座项目已经完成土建工程，正进行安装及消防工程验收；泥岗星湖花园三期项目已经完成工程招投标，签订了施工合同，目前正在组织施工；滨海大厦项目施工报建工作基本完成，目前正在准备开展施工招投标。各主要开发项目的实际进度与已经披露的计划进度没有重大差异。

（三）报告期内公司经营成果及期末财务状况

1、影响报告期净利润的主要原因：主营业务收入比上年同期增加，主要是下属圳通公司、深房百货、数码港公司、深房保税公司、香港新峰公司业务收入增加；主营业务利润比上年同期减少，主要是因为主营业务毛利率下降；期间费用比上年同期增加，主要是营业费用和财务费用的增加幅度较大；投资收益比上年同期减少，主要是收到投资广发证券股份有限公司的分红比上年同期减少；

2、财务状况

（1）总资产中变动幅度较大的项目

货币资金比年初减少，主要是定期银行存款到期归还银行贷款。

应收账款比年初减少，是收到银行按揭售楼款和收到销售货款。

待摊费用比年初增加，主要是集团本部预交预收售楼款营业税及附加。

（2）总负债中变动幅度较大的项目

应付账款比年初减少，主要是归还应付工程款和应付购货款。

预收账款比年初增加，主是增加集团本部预收楼款及下属公司预收货款。

一年内到期的长期负债比年初减少，是归还银行借款。

（3）净资产比年初减少，是净利润亏损和外币报表折算差额变化所致。

3、报告期内无重大诉讼、仲裁、对外担保等事项

（四）上年度本公司出现巨额亏损，预计本年度业绩将较去年有所改善，但由于项目转让事项仍存在较大的不确定性，本公司目前不能预计本年度能否扭亏。

三、财务会计报告

（一）公司 2002 年第三季度财务会计报告未经审计。

（二）会计报表

合并损益表
截至2002年9月30日止
（未经审计）

	01/07-30/09/2002 RMB'000	01/01-30/09/2002 RMB'000
主营业务收入	140,141	436,028
主营业务成本	(104,554)	(338, 760)
毛利	35,587	97,268
其他收入	5,799	15,433
管理费用	(26,306)	(86,478)
营业费用	(8,530)	(26,057)
营业利润	6,550	166
财务费用	(32,544)	(61,180)
投资收益	6,196	16,058
税前亏损	(19,798)	(44, 956)
所得税	(409)	(1,007)
税后亏损	(20,207)	(45,963)
少数股东损益	650	1,342
净亏损	(19,557)	(44,621)

合并资产负债表
截至2002年9月30日止
（未经审计）

	30/09/2002 RMB'000	31/12/2001 RMB'000
资产		
非流动资产		
固定资产	284,410	288,019
投资物业	600,957	602,622
未纳入合并报表的子公司	128,989	151, 352
联营公司	19,548	14,818
合营企业	304,814	312,569
长期投资	59,072	59,072
无形资产	101, 131	101, 608
	1,498,921	1,530,060
流动资产	1,591,548	1,675,474
流动负债	2,190,948	2,255,176
净流动负债	(599,400)	(579,702)
总资产减去流动负债	899,521	950,358
非流动负债	(105,044)	(109,806)
少数股东权益	6,945	5,603
净资产	801,422	846,155
股本及储备		
股本	1,011,660	1,011,660
储备	(210,238)	(165,505)
	801, 422	846, 155

（三）财务报表附注：

1、与前一定期报告相比，会计政策、会计估计以及财务报表合并范围均未发生变化。

2、本季度财务报告采用的会计政策（主要指对不均匀发生费用的确认、计量等）与年度财务报告无重大差异。

3、本季度纳入财务报表合并范围的子公司与上年度相同。

深圳经济特区房地产（集团）股份有限公司
董　事　会
2002年10月23日


董 事 会

2002-07-06 06:57

深圳经济特区房地产（集团）股份有限公司

关于预计2002年上半年亏损的公告

2002年上半年本公司预计将出现一定程度亏损，主要原因是受增加新开发土地投入和部分工程项目未结算影响，上半年主营业务收入较去年同期没有增长，但主营业务成本却较去年同期增加，另外控股子公司的业绩较去年同期有所下降。请投资者注意风险。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2002年7月5日

关闭窗口

2002-06-29 06:53


深圳经济特区房地产(集团)股份有限公司
董事会

深圳经济特区房地产（集团）股份有限公司

股东大会决议公告

深圳经济特区房地产（集团）股份有限公司第十届股东大会于2002年6月28日（星期五）上午9:00在深房广场48楼会议厅举行。会议由董事长叶环保主持，股东代表、本公司董事、监事、律师、本集团公司部门副经理以上管理人员出席了本次会议。本次股东大会到会股东2 人，所持股份74406.4 万股，占公司总股本的73.55%，其中A股74382万股，占公司总股本的 73.52 %，B股24.4万股，占公司总股本的0.024 %，符合《公司法》和《公司章程》的规定，经深圳信达律师事务所律师鉴证，本次股东大会的召开程序合法有效。会议表决情况如下：

一、大会审议通过了《2001年度董事会报告》，表决情况如下：A股：赞成票：74382 万股，反对票：0 股，弃权票：0 股。B股：赞成票：24.4 万股，反对票：0 股，弃权：0 股。赞成票占出席会议股东所持股份的 100 %。

二、大会审议通过了《2001年度监事会报告》，表决情况如下：A股：赞成票：74382万股，反对票：0 股，弃权票：0 股。B股：赞成票：24.4万股，反对票：0 股，弃权票：0 股。 赞成票占出席会议股东所持股份的100 %。

三、大会审议通过了《2001年财务决算及利润分配方案》

本公司2001年经审计的净利润-537,280,418元，加上年初未分配利润-404,403,678 元，可分配利润为-941,984,096元。本公司2001年度利润不分配。表决情况如下：A股：赞成票：74382万股，反对票：0 股，弃权票：0 股。B股：赞成票：24.4万股，反对票：0 股，弃权票：0 股。赞成票占出席会议股东所持股份的100 %。

四 、大会审议通过了《关于聘请独立董事的议案》

1. 本公司股东大会决定聘请郑天伦先生担任本公司之独立董事。表决情况如下：A股：赞成票：74382万股，反对票：0 股，弃权票：0 股。B股：赞成票：24.4万股，反对票：0 股，弃权票：0 股。赞成票占出席会议股东所持股份的 100 %。

2. 本公司股东大会决定聘请杨绍家先生担任本公司之独立董事。表决情况如下：A股：赞成票：74382万股，反对票：0 股，弃权票：0 股。B股：赞成票：24.4万股，反对票：0 股，弃权票：0 股。赞成票占出席会议股东所持股份的 100 %。

五、大会审议通过了《关于同意胡明忠同志辞去董事职务的议案》

胡明忠同志因工作变动，向本公司董事会提出辞职申请，本公司股东大会决定同意其辞去本公司董事职务。表决情况如下：A股：赞成票：74382万股，

反对票：0 股，弃权票：0 股。B股：赞成票：24.4万股，反对票：0 股，弃权票：0 股。赞成票占出席会议股东所持股份的100 %。

六、律师出具的法律意见

深圳信达律师事务所许晓光律师见证了本次股东大会，认为本次股东大会召开程序和表决结果合法有效。

七、备查文件

1、本次股东大会审议的各项议案。

2、表决票。

3、法律意见书。

4、股东大会会议记录。

特此公告。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2002年6月29日

关闭窗口

2002-06-19 06:20


董事会

深圳经济特区房地产（集团）股份有限公司
董事会公告

本公司将于2002年6月28日召开第十届股东大会，根据《上市公司股东大会规范意见》有关规定，本公司董事会按关联性和程序性原则审核通过了持有本公司5%以上股东的临时提案，现将临时提案有关内容公告如下：

胡明忠同志因工作变动，书面提出辞去深圳经济特区房地产（集团）股份有限公司董事职务，深圳市建设投资控股公司同意胡明忠同志辞职报告，并提交深圳经济特区房地产（集团）股份有限公司股东大会审议。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2002年6 月18日

关闭窗口

2002-05-28 23:00


董事会

深圳经济特区房地产（集团）股份有限公司

董事会决议公告及召开2002年度股东大会通知

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司董事会于2002年5月27日召开会议，应出席董事9人，实到7人，监事和高级管理人员列席了会议。会议经研究：同意提名郑天伦、杨绍家为本公司独立董事候选人；同意于2002年6月28日召开年度股东大会。现将股东大会有关事项公告如下：

一、会议时间和地点

会议时间：2002年6月28日上午 9 时整

会议地点：深圳市人民南路深房广场48楼会议室

二、会议审议事项

1、2001年度董事会工作报告；

2、2001年度监事会工作报告；

3、2001年度财务报告及利润分配方案；

1-3项议案内容见本公司2001年4月20日在《中国证券报》、《证券时报》、《大公报》上刊登的年度报告摘要。

4、关于聘任独立董事的议案

公司董事会提名郑天伦、杨绍家为独立董事候选人。

二、出席会议对象

1、截止2002年6月17日（股权登记日）收市前在深圳证券结算公司在册持有本公司股票之股东，均有资格参加。具有出席资格而因故无法出席大会者，可书面委托他人出席，代为行使权利。

2、公司董事、监事及高级管理人员。

三、出席会议登记办法

股东持本人身份证、股东帐户卡、持股凭证，委托代表持本人身份证、 委托书及授权人股权凭证出席本次会议。

四、注意事项：

1、会期半天，出席者食宿及交通费自理。

2、有关本次股东大会其他事宜，请垂询本公司董事会秘书处。

电话：（0755）2293000-4718、4719、4715

传真：（0755）2294024

授 权 委 托 书 兹委托 先生（女士）代表本人出席深圳经济特

区房地产（集团）股份有限公司第七届股东大会并对会议应表决事项行使表决权。

委托人姓名及身份证号码： 股东帐号：持股数：

委托日期： 被委托人姓名及身份证号码：

深圳经济特区房地产（集团）股份有限公司

董 事 会

2002年5月29日

附：独立董事候选人简历

郑天伦，男，1935年生，大学学历，中共党员，教授。曾任厦门市学校工委团委书记，中山大学教研室主任，深圳大学系主任、副校长。1995年6月至今，任深房集团董事。

杨绍家，男，1933年生，大学学历，中共党员，教授，深圳市杰出专家，享受政府特殊津贴（国务院）。曾任吉林大学教员，中国有色金属总公司管理学院咨询室主任，北京中业管理咨询公司专家委员主任，深圳一致医药集团公司教授，现任深圳市高级经理评价推荐中心教授，市商贸投资控股公司董事局财经顾问、罗湖区酒店集团独立董事、市企业家协会专家委员等职务。

深圳经济特区房地产（集团）股份有限公司

独立董事提名人声明

深圳经济特区房地产（集团）股份有限公司董事会现就提名郑天伦、杨绍家为本公司董事会独立董事候选人发表公开声明，被提名人与深圳经济特区房地产（集团）股份有限公司之间不存在任何影响被提名人独立性的关系，具体声明如下：

本次提名是在充分了解被提名人职业、学历、职称、详细的工作经历、全部兼职等情况后作出的（被提名人详细履历表见附件），被提名人已书面同意出任深圳经济特区房地产（集团）股份有限公司董事会独立董事候选人（附：独立董事候选人声明书），提名人认为被提名人：

一、根据法律、行政法规及其他有关规定，具备担任上市公司董事的资格；

二、符合深圳经济特区房地产（集团）股份有限公司章程规定的任职条件；

三、具备中国证监会《关于在上市公司建立独立董事制度的指导意见》所要求的独立性：

1、被提名人及其直系亲属、主要社会关系均不在深圳经济特区房地产（集团）股份有限公司及其附属企业任职；

2、被提名人及其直系亲属不是直接或间接持有该上市公司已发行股份1%的股东，也不是该上市公司前十名股东；

3、被提名人及其直系亲属不在直接或间接持有该上市公司已发行股份5%以上的股东单位任职，也不在该上市公司前五名股东单位任职；

4、被提名人在最近一年内不具有上述三项所列情形；

5、被提名人不是为该上市公司及其附属企业提供财务、法律、管理咨询、技术咨询等服务的人员。

四、包括深圳经济特区房地产（集团）股份有限公司在内，被提名人兼任独立董事的上市公司数量不超过5家。

本提名人保证上述声明真实、完整和准确，不存在任何虚假陈述或误导成分，本提名人完全明白作出虚假声明可能导致的后果。

提名人：深圳经济特区房地产（集团）股份有限公司

董事会

2002年5 月28日

深圳经济特区房地产（集团）股份有限公司独立董事候选人声明

声明人郑天伦，作为 深圳经济特区房地产（集团）股份有限公司董事会独立董事候选人，现公开声明本人与深圳经济特区房地产（集团）股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人独立性的关系，具体声明如下：

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职；

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上；

三、本人及本人直系亲属不是该公司前十名股东；

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职；

五、本人及本人直系亲属不在该公司前五名股东单位任职；

六、本人在最近一年内不具有前五项所列举情形；

七、本人没有为该公司或其附属企业提供财务、法律、管理咨询、技术咨询等服务；

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益；

九、本人符合该公司章程规定的任职条件。

另外，包括深圳经济特区房地产（集团）股份有限公司在内，本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责，保证上述声明真实、完整和准确，不存在任何虚假陈述或误导成分，本人完全明白作出虚假声明可能导致的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间，将遵守中国证监会发布的规章、规定、通知的要求，确保有足够的时间和精力履行职责，作出独立判断，不受公司主要股东、实际控制人或其他与公司存在厉害关系的单位或个人的影响。

声明人：郑天伦

2002年5 月28日

深圳经济特区房地产（集团）股份有限公司独立董事候选人声明

声明人杨绍家，作为 深圳经济特区房地产（集团）股份有限公司董事会独立董事候选人，现公开声明本人与深圳经济特区房地产（集团）股份有限公司之间在本人担任该公司独立董事期间保证不存在任何影响本人独立性的关系，具体声明如下：

一、本人及本人直系亲属、主要社会关系不在该公司或其附属企业任职；

二、本人及本人直系亲属没有直接或间接持有该公司已发行股份的1%或1%以上；

三、本人及本人直系亲属不是该公司前十名股东；

四、本人及本人直系亲属不在直接或间接持有该公司已发行股份5%或5%以上的股东单位任职；

五、本人及本人直系亲属不在该公司前五名股东单位任职；

六、 本人在最近一年内不具有前五项所列举情形；

七、本人没有为该公司或其附属企业提供财务、法律、管理咨询、技术咨询等服务；

八、本人没有从该上市公司及其主要股东或有利害关系的机构和人员取得额外的、未予披露的其他利益；

九、本人符合该公司章程规定的任职条件。

另外，包括深圳经济特区房地产（集团）股份有限公司在内，本人兼任独立董事的上市公司数量不超过5家。

本人完全清楚独立董事的职责，保证上述声明真实、完整和准确，不存在任何虚假陈述或误导成分，本人完全明白作出虚假声明可能导致的后果。中国证监会可依据本声明确认本人的任职资格和独立性。本人在担任该公司独立董事期间，将遵守中国证监会发布的规章、规定、通知的要求，确保有足够的时间和精力履行职责，作出独立判断，不受公司主要股东、实际控制人或其他与公司存在厉害关系的单位或个人的影响。

声明人：杨绍家

2002年5 月28日

关闭窗口



深圳经济特区房地产（集团）股份有限公司
董事会决议公告

本公司董事会于2002年4月23日以联签方式审议了2002年度第一季度报告，应签名董事9 人，实签名8人，1名董事委托其他董事表决。经审议通过了公司2002年第一季度报告。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2002年4月25日

关闭窗口

深圳经济特区房地产（集团）股份有限公司
2002年第一季度报告

本公司董事会保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。本公司季度财务会计报告未经审计。

一、 公司基本情况简介

（一）公司法定中文名称：深圳经济特区房地产（集团）股份有限公司

公司法定英文名称：SHENZHEN Special Economic Zone Real Estate&Properties (Group).co.，Ltd.

中文缩写：深房集团　英文缩写：SPG

（二）公司法定代表人：叶环保

（三）公司董事会秘书：暂缺　证券事务代表：涂志刚

联系地址：深圳市人民南路深房广场47楼

电话：(0755)2293000-4715

传真：(0755)2294024

电子信箱 SZspgcs@public.SZptt.net.cn

（四）公司注册地址：深圳市人民南路深房广场47楼

公司办公地址：深圳市人民南路深房广场45—48楼

邮政编码：518001

电子信箱 SZspgcs@public.SZptt.net.cn

（五）公司选定的信息披露报纸

境内：《中国证券报》、《证券时报》

境外：《大公报》

登载公司年度报告的中国证监会指定的国际互联网址：http://www.cninfo.com.cn

公司年度报告备置地点：深圳市人民南路深房广场47楼

（六）股票上市交易所：深圳证券交易所

股票简称及股票代码：深深房A（代码000029）

深深房B（代码200029）

二、经营情况的回顾与展望

（一）报告期内公司经营情况、所涉及主要行业的重大变化

报告期内公司经营情况正常，各项经营工作基本按照年度经营计划顺利开展，资产盘活工作力度加大，取得一定进展。报告期内公司所涉及主要行业未出现重大变化。

（二）报告期内公司主要投资项目进度

报告期内公司今年度计划开发项目总体进展顺利，其中翠竹山庄项目、南洋酒店改造项目、中环花园三期项目、广州黄埔新村项目、

汕头金叶岛花园项目均按照预定开发计划进行，实现计划进度。泥岗改造三期项目、滨海大厦项目由于政府更改城市规划，在项目开发用地内兴建新市政道路，导致项目开发规划必须进行调整，故项目实际进度较计划进度有所延迟。

（三）报告期内公司经营成果及期末财务状况（以下数据来自 A 股财务报告数据）

1、主营业务收入、主营业务利润、净利润与上年同期对比情况：

项目	报告期 （万元）	上年同期 （万元）	增减比率（％）
主营业务收入	12,472.59	11,305.74	10.32
主营业务利润	2,555.23	3,072.12	－16.83
其他业务利润	505.00	503.76	0.25
期间费用	6,765.14	5,531.98	22.29
投资收益	449.30	1,091.12	－58.82
净利润	-3,330.17	-870.28	－282.66

影响净利润的主要原因：

（1）主营业务收入比上年同期增加，主要是下属圳通公司、深房百货、数码港公司、深房保税公司业务收入增加；

（2）主营业务利润比上年同期减少，主要是因为主营业务毛利率下降；

（3）期间费用比上年同期增加，主要是财务费用的增加幅度较大；

（4）投资收益比上年同期减少，主要是收到投资广发证券股份有限公司的分红比上年同期减少；

2、财务状况方面的变化及原因

（1）总资产中变动幅度较大的项目：A、待摊费用 1,047.11 万元，比年初增加 329.94 万元增幅 46.01％，主要是集团本部预交预收售楼款营业税及附加和下属深房百货支付部份员工全年退职补偿金。B、长期待摊费用 399.58 万元，比年初增加 142.58 万元增幅 55.48％，主要是①下属数码港公司投资项目数据中心装修费 83.3 万元；②下属深房百货增加商场装修及开业活动费 92 万元。

（2）总负债中变动幅度较大的项目：主要是预收账款 26,853.56 万元，比年初增加 9,401.44 万元，是集团本部增加预收楼款 5,400 万元及下属公司预收货款。

（3）净资产 98,578.01 万元，比年初减少 3,330.17 万元，是第一季度净利润亏损额。

3、报告期内无重大诉讼、仲裁、对外担保事项

4、其他

本公司 2001 年 12 月 31 日临时股东大会审议通过了《关于出让我司持有的广东汕头海湾大桥有限公司权益的议案》，（详见 2002 年 1 月

4日的《证券时报》、《中国证券报》、《大公报》)，目前董事会尚未与有关受让方签定正式转让合约，有关转让事宜仍在进一步洽谈中。

三、财务会计报告

（一）公司2002年第一季度财务会计报告未经审计。

（二）会计报表

深圳经济特区房地产（集团）股份有限公司
合并损益表
截至2002年3月31日止　（未经审计）

	2002 RMB'000
主营业务收入	121,480
主营业务成本	(89,607)
毛利	31,873
其他收入	5,216
管理费用	(29,634)
营业费用	(9,330)
营业利润	(1,875)
财务费用	(29,287)
投资收益	4,493
税前（亏损）/ 利润	(26,669)
所得税	(105)
税后（亏损）/ 利润	(26,774)
少数股东损益	(17)
2002年1—3月净（亏损）/ 利润	(26,791)

深圳经济特区房地产（集团）股份有限公司

合并资产负债表
截至 2001 年 12 月 31 日止 （未经审计）

	2002.3.31 RMB'000	2001.12.31 RMB'000
资产		
非流动资产		
固定资产	288,613	288,019
投资物业	598,399	602,622
未纳入合并报表的子公司	151,352	151,352
联营公司	10,971	14,818
合营企业	312,569	312,569
长期投资	59,072	59,072
无形资产	101,514	101,608
	1,522,490	1,530,060
流动资产	1,712,890	1,675,474
流动负债	2,311,891	2,255,176
净流动负债	（599,001）	（579,702）
总资产减去流动负债	923,489	950,358
非流动负债	(109,990)	(109,806)
少数股东权益	(5,865)	5,603
净资产	819,364	846,155
股本及储备		
股本	1,011,660	1,011,660
储备	(192,296)	(165,505)
	819,364	846,155

财务报表附注：

1、与前一定期报告相比，会计政策、会计估计以及财务报表合并范围无重大变化。

2、本季度财务报告采用的会计政策（主要指对不均匀发生费用的确认、计量等）与年度财务报告无重大差异。

3、本季度纳入财务报表合并范围的子公司与上年度相同。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2002 年 4 月 23 日



SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD. 2001 ANNUAL REPORT(Summary)

Important:
The Board of Directors of SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) hereby confirms that there are no important omissions, fictitious statements or serious misleading information carried in this report, and shall take all responsibilities, individual and/or joint, for the reality, accuracy and completion of the whole contents. This summary is extracted from the original of the annual report ,Fore more derail informatioa ,the investors are recommended to refer to the origiral.This report is written both in Chinese and English. Should there be any difference in interpretation of the text of the two versions, the Chinese version shall prevail.

I. COMPANY PROFILE

(I) Legal Name of the Company
In Chinese: 深圳经济特区房地产（集团）股份有限公司
In English: SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
Short Form in Chinese: 深房集团
Short Form in English: SPG

(II) Legal Representative: Ye Huanbao

(III) Secretary of the Board of Directors: Zhou Fushen
Authorized Representative in charge of Securities Affairs: Tu Zhigang
Address: 47/F, SPG Plaza, Renmin Rd. S., Shenzhen
Tel.: (0755) 2293000-4654, 4715
Fax: (0755) 2294024
E-mail: szspgcs@public.szptt.net.cn

(IV) Registered Address: 47/F, SPG Plaza, Renmin Rd. S., Shenzhen
Office Address: 45-48/F, SPG Plaza, Renmin Rd. S., Shenzhen
Post Code: 518001
E-mail: SZspgcs@public.SZptt.net.cn

(V) Newspapers for Disclosing the Information:
Domestic: China Securities Daily, Securities Times
Overseas: Ta Kung Pao
Internet Website Designated by CSRC for Publishing the Annual Report: http://www.cninfo.com.cn
The Place Where the Annual Report is Prepared and Placed:
47/F, SPG Plaza, Renmin Rd. S., Shenzhen

(VI) Stock Exchange Listed with: Shenzhen Stock Exchange
Short Forms of the Stock: SHENSHENFANG A (Stock Code: 000029)
SHENSHENFANG B (Stock Code: 200029)

II. FINANCIAL HIGHLIGHTS AND BUSINESS HIGHLIGHTS

In RMB'000

Gross profit:	199,965
Net Profit:	(498,295)
Baisc	(0.49)
Operating profit:	(408,570)

Investment income:	19,092
Net assets:	846,155
Increased cash inflows arising from operating activities:	69,222

Impact of IAS and other adjustments on net profit and shareholders' equity

	Net loss for the year RMB'000	Net assets RMB'000
As reported in the statutory consolidated financial statements	(537,280)	1,019,082
Reversal of depreciation charges in respect of investment properties	24,110	24,110
Timing difference in write-off of pre-operating expenses	1,745	--
Adjustment for market value of short-term investments	(55)	(55)
Expenses accrued in previous year	9,930	--
Difference in recognition of cost of fixed assets	--	(189,006)
Goodwill arising from acquisition of subsidiaries	1,397	(8,491)
Others	1,858	515
As reported in the consolidated financial statements prepared in accordance with IAS	(498,295)	846,155

(II) Financial data summary over the past three years at the report year:

	2001	2000	1999
Income from main business lines (RMB'000)	593,660	857,997	849,158
Gross profit (RMB'000)	199,965	283,584	249,034
Net profit	(498,295)	75,971	98,277
Total assets (RMB'000)	3,205,534	3,870,840	4,005,163
Net assets (RMB'000)	864,115	1,340.558	1,263,361
Earnings per share (RMB)	(0.49)	0.07	0.10
Net assets pet share (RMB)	0.85	1.37	1.24
Net cash flows per share arising from operating activities (RMB)	0.07	0.07	0.18
Return on equity (%)	-57.67	5.46	7.78

III. CHANGES IN SHARE CAPITAL AND PARTICULARS ABOUT THE PRINCIPAL SHAREHOLDERS

(I)Changes in Share Capital

1. Changes in Shares (Ended Dec. 31, 2001)

	Before the change	Changes (+ / -) in report year						After the change
		Shares allotted	Bonus shares	Public reserve capitalized	Added shares	Others	Sub-total	
I . Shares not in circulation								
1 Promoters' shares								
Including:								
Stated-owned shares	743,820,000							743,820,000
Domestic juristic person's Shares								
Foreign juristic person's Shares								
Others								
2 Raised juristic person's shares								
3 Employees' shares								
4 Preference shares or others								
Including:								
Shares allotted and Capitalized								
Total shares not in Circulation	743,820,000							743,820,000
II. Shares in circulation								
1. RMB ordinary shares	147,840,000							147,840,000
2. Domestically listed foreign shares	120,000,000							120,000,000
3. Foreign shares listed abroad								
4. Others								
Total shares in circulation	267,840,000							267,840,000
III. Total	1,011,660							1,011,660,000

2. Ended Dec. 31, 2001, the Company has totally 124664 shareholders, including 102583 shareholders of A-share, 22081 shareholders of B-share.

3. Ended Dec. 31, 2001, the only shareholder holding over 5% of the total shares of the Company is Shenzhen Construction Investment Holdings Co. ("Construction Investment Holdings"). In the report year, the shares held by Construction Investment Holdings were neither change in the shares nor pledging or freezing.

The top ten shareholder of the Company (Ended Dec. 31, 2001)

No.	Name of shareholders	Number of holding shares (Share)	Proportion in total shares (%)
1	Shenzhen Construction Investment Holdings Co.	74,382.00	73.5247
2	CBNY S/A PNC/SKANDIA SELECT FUND/CHINA EQUITY AC	169.81	0.1679
3	CHU KOON YUK	72.00	0.0712
4	SHUM YIP KWAN WING DEVELOPMENT LTD	66.20	0.0654
5	AHI FOOK SECURITIES CO LTD	66.06	0.0653
6	Pufeng Securities Investment Fund	61.32	0.0606
7	ORE BURNS （AUSTRALIA） PTY LIMITED	60.00	0.0593
8	Haitong Securities (Hong Kong) Co., Ltd.	58.19	0.0575
9	CHEN LI QIONG	58.00	0.0573
10	HSBC BROKING SECURITIES （ASIA） LIMITED-CLIENTS A/C	54.33	0.0537

IV. PARTICULARS ABOUT DIRECTOR, SUPERVISOR, SENIOR EXECUTIVE AND STAFF

(I) Directors, supervisors and senior executives

1. Basis condition

Name	Title	Gender	Age	Office term	Number of holding shares at the year-begin (share)	Number of holding shares at the year-end (share)
Ye Huanbao	Chairman of the Board	Male	45	Jun. 1999—Jun. 2002	0	0
Chen Wuhua	Director, General Manager	Male	49	Jun. 1999—Jun. 2002	0	0
Zhuang Chuanghui	Director	Male	47	Jun. 1999—Jun. 2002	0	0
Yao Ruisheng	Director	Male	57	Jun. 1999—Jun. 2002	0	0
Hu Mingzhong	Director	Male	49	Jun. 1999—Jun. 2002	0	0
Peng Naidian	Director	Male	53	Jun. 1999—Jun. 2002	0	0
Zheng Tianlun	Director	Male	66	Jun. 1999—Jun. 2002	0	0
Zhou Fushen	Director, Secretary of the Board	Female	47	Jun. 2000—Jun. 2003	0	0
Ma Jianhua	Director	Male	37	Jun. 1999—Jun. 2002	0	0
Zhou Daosheng	Chairman of the Supervisory Committee	Male	55	Jun. 1999—Jun. 2002	0	0
Gan Lu	Supervisor	Male	43	Jun. 1999—Jun. 2002	0	0
Wang Hongbo	Supervisor	Male	32	Jun. 1999—Jun. 2002	0	0
Feng Xinying	Supervisor	Female	53	Jun. 1999—Jun. 2002	0	0
Yang Junwei	Supervisor	Male	37	Jun. 1999—Jun. 2002	0	0
Shen Yuesheng	Deputy General Manager	Male	42	May 1999—	0	0
Wang Xiaolv	Deputy General Manager	Male	45	May 1999—	0	0
Wagn Junzhao	Chief Economist	Male	42	Aug. 1999—	0	0

Liang Song	Deputy General Manager	Male	38	Aug. 1999—	0	0

Director Yao Ruisheng and Hu Mingzhong took the position of Chief Economist of Shenzhen Construction Investment Holdings Co. .

2. About the annual salary

The Company carried out Annual Salary System on directors, supervisors and senior executives. The amount of annual salary is determined based on the salary standard in the same trade and the Company's actual situation. The relevant department submits motion, and motion is subject to the Board of Directors for approval.

In 2001, the Company paid the annual salary amounting to RMB 1.22 million to directors, supervisors and senior executives. The total amount of the top three directors is RMB 350,000. The total amount of the top three senior executives is RMB 310,000. Among them, 3 ones enjoy respectively the annual salary over RMB 100,000; 8 ones enjoy respectively the annual salary between RMB 80,000 to RMB 100,000; 4 ones enjoy respectively the annual salary between RMB 60,000 to RMB 800,000.

Director Yao Ruisheng, Hu Mingzhong and Zheng Tianlun drew no pay from the Company. Of them, Yao Ruisheng and Hu Mingzhong drew their annual salary from Shareholding Company

3. In the report year, Liang Xu resigned from the post of Secretary of the Board due to work transfer in April 2001, and Zhou Fushen was engaged as instead by the Board of Director in Sep. 2001.

4. Number of employees, professional/occupational composition, education background and retired employees

By the end of the year 2001, the Company had totally 2753 employees, including 1251 production personnel, 372 sales personnel, 503 technical personnel, 268 financial personnel and 359 administrative personnel. Among them, 287 ones graduated from university or above, 265 from 3-years regular college, 351 from technical secondary school, 1850 from high school or above. The Company had 175 retired employees.

V. ADMINISTRATIVE STRUCUTRE

I. Pursuant to PRC Company Law, Securities Law and requirements of relevant regulations released by CSRC, the Company has been standardizing its own operation, establishing and continually improving modern enterprise system. The Company has established a series of rules and systems including Articles of Association, Rules of Procedures of the Board of Directors and Rules of Procedures of the Supervisory Committee. The Company has also made self-inspection according to the Administrative Rules for Listed Companies as jointly issued by CSRC and State Economy and Trade Commission. Details are as follows:

1. Shareholders and Shareholders' General Meeting

The Company has been ensuring shareholders could fully implement their rights, ensuring all shareholders could enjoy equal status, and ensuring shareholders have right of participation and right of knowing facts regarding significant issues. Shareholders are entitled to protect their legal rights through legal means; Holding and voting of the Shareholders' General Meeting are standardized; Correlative transactions are fair and reasonable.

2. The Controlling Shareholder and the Public Company

The controlling shareholder performs its rights of investor according to law, hasn't interfered in decision-making, production and management of the public company, and hasn't damaged the interests of public company and other shareholders. The Company has realized separation from the public company in respect of personnel, assets and finance, and its organization and business are independent.

3. Directors and the Board of Directors

The Company elected directors strictly according to the stated procedures in the Articles of Association, adopted accumulative voting system in election of directors; Directors could

comply with relevant laws, legislations and Articles of Association, and could perform obligations in a loyal, honest and reliable manner; The number of the Board and the personnel formation are in line with relevant requirements; The Board of Directors could seriously perform the obligations as stated in relevant laws, legislations and Articles of Association; The Company has established standardized Rules of Procedures of the Board of Directors, and could hold Board meeting according to stated procedures. The Company shall establish independent director system as soon as possible.

5. Supervisors and the Supervisory Committee

The number of the Supervisory Committee members and the personnel formation are normative and reasonable; The Company has standardized Rules of Procedures of the Supervisory Committee; It has been safeguarding the right of knowing facts of supervisors, and could provide necessary assistance to supervisors in their performing of obligations; The Supervisory Committee proceeds strictly in accordance with stated procedures, and meetings of the Supervisory Committee could be held regularly with normative meeting minutes being kept.

6. Beneficiaries

The Company has been respecting the legal rights of creditors and other beneficiaries, cooperating with related beneficiaries actively so as to push the Company to develop in a healthy manner.

7. Information Disclosure and Transparent

The secretary of the Board of Directors is responsible for information disclosure; Strictly according to regulations of laws, legislations and Articles of Association, the Company carried out disclosure of sustained information, administrative information and information regarding shareholder's equity in real, accurate, complete and timely manner so as to ensure equal chance for all shareholders to obtain information.

II. About Independent Directors

The Company hasn't established independent directors so far. The Company shall establish independent director system according to the Guide Opinions for Establishing Independent Director System in Listed Company.

VI. BRIEFINGS ON THE SHAREHOLDERS' GENERAL MEETING

The Company held two Shareholders' General Meetings in the report year:

I. The notification on holding the Shareholders' General Meeting was published in Securities Times, China Securities and Hong Kong Ta Kung Pao dated May 24, 2001. The 9th Shareholders' General Meeting was held in the meeting room on the 48/F of Shen Fang Plaza at 9:00AM dated June 28, 2001 on schedule. There was one shareholder attending the meeting who held 743,820,000 A shares, taking 73.52% of the Company's total shares. No shareholder of B share attended the meeting, and the meeting was in line with regulations of PRC Company Law and Articles of Association. Lawyer from Shenzhen Xin Da Lawyers' Firm witnessed this Shareholders' General Meeting and issued legal position paper. The following resolutions were reviewed and passed in the meeting:

1. 2000 Report of the Board of Directors;
2. 2000 Annual Business Report and 2001 Management and Investment Plan;
3. 2000 Report of the Supervisory Committee
4. Reviewed and passed 2000 Financial Report of Actual Budget and Profit Distribution Plan

In 2000, the Company realized net profit of RMB 76,551,994.63 according to domestic accounting standards, and RMB 75,970,613.35 according to IAS. In the lower principle, the Company's net profit in 2000 was RMB 75,970,613.35. After deduction of provision of RMB 4,974,391.15 of surplus public reserve to subsidiaries based on equity ratio, the balance was RMB 70,996,222.20, which was to make up losses of previous year and would not be distributed among shareholders.

5. Proposal on Engaging Certified Public Accountants for 2001

The Company decided to engage Shenzhen Nanfang Minhe Certified Public Accountants to be in charge of its financial auditing work for A and B shares in 2001 after exploration.
The relevant resolutions of the Shareholders' General Meeting were published in Securities Times, China Securities and Hong Kong Ta Kung Pao dated June 29, 2001.
II. The notification on holding the Provisional Shareholders' General Meeting was published in Securities Times, China Securities and Hong Kong Ta Kung Pao dated November 30, 2001, and the notification on revising proposals of the Provisional Shareholders' General Meeting was published on December 15, 2001. The Provisional Shareholders' General Meeting was held on the 48/F of Shen Fang Plaza at 9:00AM dated December 31, 2001. There was one shareholder attending the meeting who held 743,820,000 A shares, taking 73.52% of the total shares. No B shareholder attended the meeting. Lawyer from Shenzhen Xin Da Lawyer's Firm witnessed this meeting. The meeting reviewed and passed the Proposal on Transferring Equity Rights of Guangdong Shantou Bay Bridge Co., Ltd.
The resolutions of this shareholders' general meeting were published in Securities Times, China Securities and Hong Kong Ta Kung Pao dated January 4, 2002.

VII. REPORT OF THE BOARD OF DIRECTORS

I. About Management of the Company
(I) Main Business Lines and Management Status
1. The Company belongs to real estate industry, and is engaged in real estate development, sales of commercial house, estate management and leasing, trading and retail of commodities, hotel business, equipment installation and maintenance, and inside decoration. According to the result as audited by Shenzhen Planning and State Land & Resources Bureau, the Company ranked 13th in the comprehensive development companies of Shenzhen in 2000. In the report year, the consolidated financial statement reflected an income of RMB 616,250,000 from main business lines, which dropped RMB 236,590,000, a decrease range of 27.74%; The total profit was RMB -537,575,000; And net profit was RMB -537,280,000. The reason of decrease was that the Company allocated RMB 503,040,000 of provision for assets devaluation and RMB 29,870,000 for losses in lawsuit and arbitration.
Particulars about result of each trade: (Unit: RMB)

Trade	Operating income	Proportion in main business lines	Operating cost	Gross profit	Gross profit ratio
Real estate development	240,602,915.69	39.04%	148,472,961.27	92,129,954.42	38.29%
Circulation of commodities	181,887,683.41	29.52%	159,770,241.90	22,117,441.51	12.16%
Leasing of house	71,219,228.25	11.56%	26,938,995.35	44,280,232.90	62.17%
Estate management	61,875,531.40	10.04%	49,954,817.97	11,920,713.43	19.27%

In the report year, the Company's income of main business lines decreased a lot, in which: a. The income from real estate decreased by RMB 28,770,000 for the main reason that the project of Hu Bin Ge developed by the parent company was not finished for joining partnership so that the sold building and houses couldn't be carried forward into operating income; b. The income from leasing houses decreased by RMB 8,510,000, mainly because that the Company had sold part of estates available for leasing; c.. The income from circulation of commodities decreased by RMB 68,010,000, mainly because that Shenzhen Shen Fang Department had suspended operation for three months to make decoration and modification; d. The income from hotel and food service trades decreased by RMB 51,210,000, mainly because that it hadn't consolidated the operating income of Zhu Yuan Enterprise; e. The income from construction and installation trade decreased by RMB 24,420,000, mainly because that it hadn't consolidated the operating income of Shenzhen Rong Hua Mechanical and Electrical Engineering Co., Ltd.; f. The income from other trades decreased by RMB 54,610,000 mainly because of the decrease in operating income of Xin Feng Enterprise Co., Ltd.
2. In the report year, the main business lines and their structure had no changes compared with those by the end of last reporting year.

(II) Particulars about the First Five Customers

Customer Name	Total Sales Amount	Proportion in the total income
Shenzhen Dongfan Industrial Co., Ltd.	27,954,583	4.5%
Shenzhen Yuelong Industrial Co., Ltd.	19,407,501	3.15%
New Nan Hua Restaurant	17,837,555	2.89%
Zhan Shengqian	174,047,95	2.82%
Shenzhen Investment and Management Company	9,274,400	1.5%

(III) Problems and Difficulties Occurring in the Operation and Solutions

The major problem and difficulty the Company faced in the operation were dropping of business volume in real estate development, lack of large-scale and high-quality development project and storage of resources, shortage in operating funds and low quality assets. In light of the above difficulties and problems, the Company is positively taking measures:

1. To concentrate limited funds, ensure smooth implementation of the planned development projects and solidify main profit sources.
2. To positively vitalize assets, expedite turnover of inventories and assets liquidity, transfer part of domestic investment projects.
3. To reinforce overall management of assets, improve structure of debts, and try hard to reduce financial cost.
4. To strengthen management of subsidiary enterprises, enhance the work of drawing the big and relax the small, and positively promote modification and reform for diversified equity rights.
5. To positively strive for more land reserve for the sustained development of main business lines.

II. The financial Status in the Report Year

(I) By December 31, 2001, the Company's total assets were RMB 3,473,210,000, a decrease of RMB 640,690,000 below RMB 4,113,900,000 as of the beginning of the year. The reasons of change are as follows:

1. The current assets were RMB 2,451,260,000, a decrease of RMB 544,490,000 below RMB 2,995,750,000 as of the beginning of the year. a. The accounts receivable decreased by RMB 41,370,000; b. Other accounts receivable decreased by RMB 85,730,000; c. The advance payment decreased by RMB 58,050,000; d. The decrease of RMB 373,780,000 in inventories was mainly because of provision for inventory price drop.
2. The total fixed assets amounted to RMB 428,680,000, a decrease of RMB 92,490,000 below RMB 521,170,000 as of the beginning of the year. The reason was that: a. Since the consolidation scope decreased, the Company removed the corresponding fixed assets balance as of the beginning of the year; b. The net value of multi-layer parking lot RMB 49,347,000 was listed in the inventory.

(II) By December 31, 2001, the Company's total debts amounted to RMB 2,459,730,000, a decrease of RMB 104,920,000 compared with that at the beginning of the year. The main reasons are as follows:

1. The current liability was RMB 2,308,860,000, a decrease of RMB 133,800,000 below that of the beginning of the year, which was resulted from decrease in accounts payable and tax payable.
2. The long-term liability was RMB 147,250,000, an increase of RMB 25,260,000 above that of the beginning of the year. The reasons were: a. It asked for a loan of RMB 15 million from Guangdong Development Bank, and turned the short-term loan to long-term loan; b. The accounts payable to Guangzhou Sui Xin Real Estate Co., Ltd. increased.

(III) The profit of main business lines was RMB 174,680,000, which decreased by RMB 99,550,000 compared with last year. The decrease was mainly resulted from decrease of main business lines income and increase of unit cost of main business lines.

(IV) The net profit was RMB-537,280,000 , which decreased by a wide range compared with that of last year. The decrease was mainly because that the Company allocated RMB 503,040,000 of provision for assets devaluation and RMB 29,870,000 of provision for losses in lawsuit and arbitration.

(V) By December 31, 2001, the Company's shareholders' equity was RMB1,019,080,000 , a decrease of RMB 533,390,000 below RMB 1,552,470,000 as of the beginning of the year, which was mainly resulted from losses of net profit.

III.. Management Plan of New Year

The management of year 2002 will become a connecting link of previous years and the future, which will have significant meaning for the Company to realize stable development. The Company will set about the work from inside, reinforce reforming dynamics, expedite reorganization pace, positively cope with challenges, try its best to carry out management well, strive to enlarge development scale, expedite turnover of inventories, improve assets quality, reduce debt risks, raise the enterprise's management level, and reciprocate shareholders with good management achievement. The Company will emphasize the following work:

1. To enlarge real estate development level, expedite progression of construction project in process, and raise project benefits level. The planned development projects in 2000 were:

a. Cui Zhu Villa, located on Dongmen North Road, Luohu District, Shenzhen, covering an area of 5899 M^2 with total construction area of 30170 M^2, is a 33-floor tall housing building and of which 20 floors of the main body are to be completed in the year.

b. Modification project of Nan Yang Hotel, located on Jianshe Road, Luohu District, Shenzhen, covering an area of 2000 M^2 with total construction area of 12747 M^2, is a 28-floor building of apartment houses and is to be completed and accepted within the year.

c. The 3rd phase modification project of Ni Gang, located in Ni Gang Housing Estate, Luohu District, Shenzhen, covering an area of 12112 M^2 with total construction area of 54000 M^2, are two 28-floor tall housing buildings and one 12-floor housing building, and of which the 12-floor building's body ceiling is to be finished covering in the year and the tall housing building is to be finished with 10 floors.

d. Hai Bin Building, located in Shatoujiao, Yantian District, Shenzhen, covering an area of 5314 M^2 with total construction area of 49021 M^2, are two 29-floor tall housing buildings, which are to be finished with 10 floors in the year.

e. The 3rd phase project of Zhong Huan Garden, located in Longhua Town, Bao'an District, Shenzhen, covering an area of 2796 M^2 with total construction area of 10750 M^2, is a 7-floor housing building and ceiling of which is to be finished covering in the year.

f. The 3rd and 4th project of Shantou Jinye Island Garden, located in Shantou Jinye Island, covering a total area of 29000 M^2 with total construction area of 18665 M^2, contain altogether 49 villas, and are to be completed and accepted within the year.

g. Guangzhou Huangpu New Housing Estate, located on Huangpu East Road, Huangpu District, Guangzhou, covering an area of 35462 M^2 with total construction area of 52154 M^2, are four 9-floor housing building and five 17-floor housing building, which are to be finished with designing and declaring work of earlier development stage in the year.

2. To expedite vitalization of assets, and try hard to improve assets quality. The Company will expedite transferring some of its domestic investment projects. Since these projects have been on for quite a few years, they become heavy burden on the Company. In recent year, the Company has allocated a huge amount of provision so as to provide favorable condition for transferring these projects. The Company will grasp this opportunity and strive to realize transferring of key projects so as to improve status of capital and raise assets quality. Meanwhile, the Company will emphasize on reinforcing sales and leasing work, and adopt reasonable price strategy and sales strategy towards some of idle estates so as to expedite liquidity.

3. The Company will keep on strengthening financial management and overall capital management, and raise utilization efficiency of capital and reduce financial cost. The Company will positively take advantage of withdrew funds to push debt reorganization work, focus on reducing the proportion of high-interest foreign exchange loans so as to improve debt structure, reduce overall interest level and raise operating benefits.

VI. Profit Distribution Preplan of the Report Year

According to domestic accounting standards, the Company, in 2001, realized net profit of RMB-537,280,146. Plus RMB –404,403,678 of the retained profit at the beginning of the year, the profit available for distribution was RMB-941,984,096. According to IAS, the Company, in 2001, realized net profit of RMB-498,295000, and the profit available for distribution was RMB-1,303,591,000. Through discussion in the Board meeting, the Company decided not to distribute profit of 2001.

VIII. REPORT OF THE SUPERVISORY COMMITTEE

In 2001, pursuant to regulations of PRC Company Law and Articles of Association and in the spirit of being responsible to all shareholders, the Supervisory Committee seriously performed obligations as stated in laws and legislations and carried out work actively and effectively. In the report year, the Supervisory Committee attended Board meetings as non-voting delegates, inspected management and operation of the Board of Directors and the Company regularly, carried out necessary supervision and made inquiries towards significant management activities and issues, tried hard to safeguard the legal rights and interests of all shareholders, and gave a good play to the Company's internal supervision and balance control.

I. Meetings of the Supervisory Committee

1. The 1st Meeting of the Supervisory Committee was held on April 23, 2001, which reviewed and passed 2000 Annual Report and 2000 Work Report of the Supervisory Committee.

2. The 2nd Meeting of the Supervisory Committee was held on August 2, 2001, which studied the procedures and superintendence issues regarding proposals of the provisional Board meetings.

3. The 3rd Meeting of the Supervisory Committee was held on August 21, 2001, which reviewed and passed 2001 Interim Financial Report and Summary.

4. The 4th Meeting of the Supervisory Committee was held on December 14, 2001, which studied the issue of honest and reliable performance of obligations of directors included in the proposal on transferring equity rights of Shantou Bay Bridge Co., Ltd in which the Company held.

In addition, the Supervisory Committee attended four Board meetings as non-voting delegates, and attended one Shareholders' General Meeting.

II. Independent Opinions of the Supervisory Committee

1. In the report year, the Company operated strictly according to PRC Company Law and Articles of Association, made decisions in legal procedures, implemented internal management in a healthy manner, and conducted business and operation in a standard way. Senior executives including directors of the Board, general managers hadn't infringed laws and disciplines when they were performing obligations, or damaged the interests of the Company and shareholders. The Board of Directors has implemented resolutions of the Shareholders' General Meeting. But the Company needs to further reinforce dynamics of management and administration.

2. The Supervisory Committee made serious and careful inspection on the financial system and financial status, and believed the Company's financial structure and status in 2001 were reasonable. The unqualified auditors' report issued by Nanfang Minhe Certified Public Accountants in the report year was real and accurate, which objectively reflected the Company's financial status and business results.

3. The Company hasn't raised capital on securities market for successive years. Thus in the report year, there existed no doubt whether actual raised capital projects were in accordance with promised ones or not and whether changes happened or not.
4. In the report year, intermediary institutions had audited or assessed transactions of purchase or sales of assets in detail, issued viewpoints, and decided on the reasonable pricing basis. The Supervisory Committee hasn't found inside trading, damaging of the rights and interests of part of shareholders or assets runoff.
5. The Company conducted correlative transactions according to relevant regulations of Rules of Shenzhen Stock Exchange for Stock Listing, complying with the principles of being equitable, freewill, equal in price, reasonable and rewarding, which accorded with the demand of the Company's development in long run and was in line with maximum interests of the whole shareholders.
6. In the report year, the Company suffered great losses. The Supervisory Committee believed that the great loss was resulted from both market competition and historical problems carried down o the report year. It was also because that the Company allocated RMB 503,039,536 of provision for assets devaluation according to the new accounting system, and allocated RMB 29,873,181 for losses in lawsuit or arbitration. The provision allocated for assets devaluation has brought much impact on the current item of gains and losses, but will be beneficial to the Company's future development.

IX. SIGNIFICANT EVENTS

I. Significant Lawsuit and Arbitration
On January 21, 2002, the Company received the civil verdict issued by Guangdong Higher People's Court (2001 YFJYZZ No.121 and No.122 documents), which settled final judgment on the case of lodging an appeal against Shenzhen Tian Hong Department Store Co., Ltd. (hereinafter referred to as Tian Hong Department Store) and pronounced judgment on the dispute lawsuit regarding contracting fee and investment capital. According to the judgment, the Company should pay RMB 25,148,474.68 of contracting fee and investment capital and the corresponding interest to Tian Hong Department Store, and undertake RMB 569,682 of case processing fee. The relevant public notice was published in Securities Times, China Securities and Hong Kong Ta Kung Pao dated January 4, 2002.
Details about other lawsuit or arbitration events involved in the report year see Note of the the financial statement.
II. The Company had no purchase and sales of assets as well as consolidation in the report year.
III. Details about correlative transactions in the report year see Note of the financial statement/
IV. In the report year, the Company had neither signed any significant contract of trusteeship, contracting and leasing etc., nor signed material contract of guarantee and contract of entrusting other party to manage assets.
V. The Company or shareholder holding over 5% of the total shares had no promised event in the report year or promised event carried down to the report year.
VI. On June 28, 2001, the Shareholders' General Meeting passed the Proposal on Engaging Certified Public Accountants for 2001, and decided to engage Nanfang Minhe Certified Public Accountants to be in charge of auditing work of 2001, and removed Shenzhen Hua Peng Certified Public Accountants as the Company's auditor. According to the agreement, the Company is to pay RMB 1.2 million of auditing fee to Shenzhen Nanfang Minhe Certified Public Accountants.
VII. In the report year, the Company had been publicly condemned by Shenzhen Stock Exchange for once. In 2001, the Company realized interim net profit of RMB 4.83 million with RMB 0.005 earnings per share, which displayed a decrease compared with the net profit of RMB 18.46 million with RMB 0.018 earnings per share at the same period of last year.

However, the Company hadn't released any public notice of earlier warning, and then was publicly condemned by Shenzhen Stock Exchange on September 3, 2001.

X. FINANCIAL REPORT(Attached hereinafter)

Board of Directors of
SHENZHEN SPECIAL ECONOMIC ZONE
REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
April 20, 2002

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Notes	2001 RMB'000	2000 RMB'000
Turnover	4	593,660	857,997
Cost of sales		(393,695)	(574,413)
Gross profit		199,965	283,584
Other revenue		47,190	61,253
Gain from waiver of loan interests		--	10,870
		247,155	355,707
General and administrative expenses		(633,531)	(145,367)
Operating expenses		(22,194)	(59,259)
(Loss) / profit from operations	5	(408,570)	151,081
Finance cost	8	(108,833)	(67,846)
Share of profit of non-consolidated subsidiaries, associated companies, and contractual joint ventures		19,092	3,083
(Loss) / profit before taxation		(498,311)	86,318
Taxation	9	(2,089)	(8,307)
(Loss) / profit after taxation		(500,400)	78,011
Minority interests		2,105	(2,040)
Net (loss) / profit for the year		(498,295)	75,971
(Loss) / profit per share			
Basic	10	RMB(0.49)	RMB0.08

CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2001

	Notes	2001 RMB'000	2000 RMB'000
ASSETS			
Non-current assets			
Fixed assets	11	288,019	291,151
Investment properties	12	602,622	187,148
Non-consolidated subsidiaries	13	151,352	105,971
Associated companies	14	14,818	54,578
Contractual joint ventures	15	312,569	263,475
Long term investments	16	59,072	89,373
Intangible assets	17	101,608	113,453
		1,530,060	1,105,149
Current assets			
Properties under development for sale	18	868,380	1,288,008
Completed properties for sale	19	256,615	676,504
Inventories	20	16,392	49,476
Short term investments	21	3,051	3,141
Accounts receivable		146,046	361,789
Prepayments, deposits and other debtors		41,093	59,194
Cash and bank balances		343,897	327,579
		1,675,474	2,765,691
Current liabilities			
Customers' deposits		174,521	165,578
Accounts payable and accrued expenses		729,373	877,214
Dividends payable		138,764	139,334
Tax payable	22	68,746	110,519
Bank loans	24	1,143,772	1,121,207
		2,255,176	2,413,852
Net current (liabilities) / assets		(579,702)	351,839
Total assets less current liabilities		950,358	1,456,988
Non-current liabilities	23	(109,806)	(119,925)
Minority interests		5,603	3,495
NET ASSETS		846,155	1,340,558
CAPITAL AND RESERVES			
Issued capital	25	1,011,660	1,011,660
Reserves		(165,505)	328,898
		846,155	1,340,558

	Note		
Cash received from disposal of investments			
Cash received from dividend and interest		25,502	28,025
Net cash received from the sale of fixed assets, intangible assets and other long-term assets		530	73,104
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(22,830)	(19,328)
Cash paid to acquire investments		(5,226)	(461)
Net cash flows from investing activities		(1,991)	81,440
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash received from borrowings		696,733	527,496
Cash repayments of amounts borrowed		(659,215)	(612,122)
Cash paid for distribution of dividends or profits and for interest expenses		(113,017)	(70,196)
Net cash flows from financing activities		(75,499)	(154,822)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(8,268)	1,604
Cash and cash equivalents at the beginning of the period	26	176,778	175,174
Cash and cash equivalents at the end of the period	26	168,510	176,778


董事会

2002-03-07 23:13

深圳经济特区房地产（集团）股份有限公司
董事会公告

根据《深圳证券交易所股票上市规则》有关规定，本公司股票“深深房”A股（000029）的价格连续三个交易日在交易过程中达到涨幅限制，为保障广大投资者的利益，本公司董事会郑重声明：

1、本公司已于2002年1月26日在《证券时报》、《中国证券报》及《大公报》刊登了2001年业绩预亏公告。预计本公司2001年因计提资产减值准备将出现巨额亏损，净资产将出现大幅缩水，具体亏损金额将在经审计的2001年年度报告中披露。到目前为止，本公司无其他应披露而未披露的信息。

2、本公司指定信息披露的报刊为《证券时报》、《中国证券报》及《大公报》，除上述三报刊登的本公司信息外，其他有关本公司信息与本公司无关。

请广大投资者注意投资风险。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2002年3月8日

关闭窗口



深圳经济特区房地产（集团）股份有限公司
2001年度业绩预亏公告

根据深圳证券交易所《关于做好上市公司2001年度报告通知》及《股票上市规则》的有关规定，现将本公司2001年度可能出现亏损事宜提示性公告如下：

本公司2001年度主营业务收入及主营业务利润较去年都有所下降，另外由于2001年度执行新的《企业会计制度》，公司处理历史遗留问题和按新的会计准则计提资产减值准备数额较大，故预计2001年度将出现较大亏损，具体的亏损金额将在经审计的2001年年度报告中披露，请广大投资者注意投资风险。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2002年1月26日

深圳经济特区房地产（集团）股份有限公司
诉讼事件公告

本公司于2002年1月21日收到广东省高级人民法院民事判决书（2001粤法经一终字第121、122号），该判决书就本公司上诉深圳天虹商场有限公司（以下简称天虹商场）一案做出终审判决。根据深交所《股票上市规则》，现将有关内容公告如下：

一九九三年四月本公司与天虹商场共同投资联合经营深圳市东方天虹商场有限公司（“东方天虹商场”），一九九四年一月五日，根据东方天虹商场的董事会决议及《经营承包合同书》，本公司承包经营东方天虹商场。因承包费及投资款纠纷引发诉讼，二零零零年十一月十四日，广东省深圳市中级人民法院以（1999）深中法经一初字第008号和（2000）深中法经一重字第4号民事判决书判决本公司应支付天虹商场承包费和投资款25,148,474.68元及利息,并承担案件受理费569,682元。本公司不服深圳市中级人民法院以上判决，向广东省高级人民法院提起上诉。经广东省高级人民法院审理作出判决，驳回本公司上诉，维持原判。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董 事 会
2002年1月26日


2001-12-31 23:17
董事会

深圳经济特区房地产（集团）股份有限公司

2001年临时股东大会决议公告

深圳经济特区房地产（集团）股份有限公司2001年临时股东大会于2001年12月31日（星期一）上午9:00在深房广场48楼会议厅举行。会议由董事长叶环保主持，股东代表、本公司董事、监事及高管人员、律师出席了本次会议。本次股东大会到会股东代表1人，所持股份74382万股，占公司总股本的73.52%，其中A股74382万股，占公司总股本的73.52 %，无B股股东出席，符合《公司法》和《公司章程》的规定，经深圳信达律师事务所许晓光律师见证，本次股东大会的召开程序及大会表决结果合法有效。会议表决情况如下：大会审议通过了《关于出让我司持有的广东汕头海湾大桥有限公司权益的议案》。

（A股：赞成票：74382万股，反对票：0 股，弃权票：0 股。赞成票占出席会议股东所持股份的100 %。B股：赞成票：0股，反对票：0 股，弃权票：0 股）广东汕头海湾大桥有限公司系我司全资子公司香港新峰企业有限公司（以下简称我方）参股投资的中外合作企业，该公司投资总额75000万元人民币，注册资本7500万元人民币，其中新粤海湾有限公司占30%，长江和黄汕头海湾大桥有限公司占30%，汕头高速公路公司占10%，我方占30%。2000年广东汕头海湾大桥有限公司经审计的总资产为61743.3万元人民币，净资产919.9万元人民币，净利润674.9万元。截至2001年10月30日，我方累计投入资金19856.2万元人民币（其中注册资本2250万元，股东贷款17606.2万元），已收回股东贷款本金3679.1万元人民币，截至2001年10月30日，我方在广东汕头海湾大桥有限公司的资产帐面值为16716.7万元人民币，其中长期股权投资2250万元人民币，长期债权投资14466.7万元人民币。我方股权质押给中国银行（香港），中国银行（香港）已同意我方的此次转让。根据公司长期发展战略需要，董事会拟将公司持有的广东汕头海湾大桥有限公司权益对外转让，受让方为本公司的非关联方深圳高速公路股份有限公司。深圳高速公路股份有限公司系香港联交所挂牌的上市公司，总股本人民币20.157亿元，注册地深圳市滨河路北5022号联合广场A座19楼，法定代表人陈潮，主营业务为建造、营运及管理在中国境内的收费公路和高速公路。协议转让价格为人民币3.2亿元，款项分期支付，授权董事会具体实施。此次转让所得资金部分用于偿还银行借款，其余用于充实公司发展所需流动资金。如果此次转让成功，将很大程度上改善公司财务状况，有助于公司调整负债结构和投资结构，为公司发展主业提供资金保障。

特此公告。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2001年12月31日

信达律师事务所

关于深圳经济特区房地产（集团）股份有限公司2001年

临时股东大会的法律意见书

致：深圳经济特区房地产（集团）股份有限公司（简称“贵公司”）

信达律师事务所（简称“本所”）接受贵公司的委托，指派本所许晓光律师参加了贵公司2001年临时股东大会，并进行了必要的验证工作。现根据《中华人民共和国公司法》（简称“《公司法》”）、《上市公司股东大会规范意见》（简称“《规范意见》”）以及贵公司《公司章程》的规定，对贵公司2001年临时股东大会（简称“本次股东大会”）的召集与召开、程序、出席会议人员的资格、表决程序等事项发表法律意见：

一、关于本次股东大会的召集与召开程序：

2001年12月1日贵公司董事会在《中国证券报》、《证券时报》、《大公报》上刊登了《深圳经济特区房地产（集团）股份有限公司董事会决议公告暨临时股东大会通知》，通知中列明了本次股东大会的召开时间、地点、会议议程和审议的事项。在本次股东大会召开前17天即2001年12月14日贵公司董事会在《中国证券报》、《证券时报》、《大公报》上刊登了《深圳经济特区房地产（集团）股份有限公司董事会决议公告》，此公告对第一次公告中的提案进行了修改。2001年12月31日上午9时整，贵公司本次股东大会依第二次公告所述，在深圳市深房广场48楼贵公司会议室如期召开。

经本所律师审验，本次股东大会的召集与召开程序均符合《公司法》、《规范意见》和《公司章程》的有关规定；对原有提案的修改也已按《规范意见》提前15天进行了公告。

二、关于出席本次股东大会的人员资格

1、出席本次股东大会的股东及委托代理人

出席本次股东大会的股东及股东委托的代理人共1名；持有贵公司股份74382万股，占贵公司股本总额的73.52%。

经本所律师验证，上述股东及委托代理人出席本次股东大会的资格合法有效，会议合法有效。

2、出席本次股东大会的其他人员

出席本次股东大会的其他人员为贵公司现任董事、现任监事、高级管理人员及本所律师。

本所律师认为，上述人员有资格出席本次股东大会。

三、关于本次股东大会的表决程序

经本所律师验证，本次股东大会就会议通知中列明的《关于同意出让我司持有的广东汕头海湾大桥有限公司权益的议案》，以记名投票表决方式对议案进行表决，并按《公司章程》规定的程序进行监票，当场公布表决结果。上述议案已获通过。

本次股东大会记录均由出席本次股东大会的董事签名，出席本次股东大会的股东及委托代理人没有对表决结果提出异议。

本所律师认为，本次股东大会表决程序符合有关法律法规及《公司章程》的规定。

四、结论意见

综上，本所律师认为，贵公司本次股东大会的召集及召开程序符合《公司法》、《规范意见》及《公司章程》等规定，出席会议人员资格合法有效，本次股东大会的表决程序合法，会议形成的《深圳经济特区房地产（集团）股份有限公司二00一年临时股东大会决议》有效。

本所同意本法律意见书随贵公司本次股东大会其他信息披露资料一并公告。本法律意见书正本两份，副本两份，正本与副本具有同等效力。

信达律师事务所

许晓光 律师

二〇〇一年十二月三十一日

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2001-12-14 22:52

深圳经济特区房地产（集团）股份有限公司

董事会决议公告

本公司董事会于2001年12月14日召开会议，应出席董事9人，实到 7人，监事和高级管理人员列席了会议。会议审议通过以下议案：

一、关于同意出让我司持有的广东汕头海湾大桥有限公司股权的议案。

同意与深圳高速公路股份有限公司签定股权转让协议，转让价格为人民币3.2亿元，款项分期支付，其中合同签定之日支付总转让价款的50%，剩余的50%于签定合同之日起六个月内分两期付清。转让协议将提交股东大会审议，并报相关部门批准和证券监管机构备案。

此次交易的有关情况（包括受让方基本情况、所出售资产的基本情况、交易预计所得利益和资金安排、交易金额和支付方式等）详见后述的临时股东大会提案。

二、关于修改12月30日临时股东大会提案有关内容的议案。

我公司于2001年12月1日在《中国证券报》、《证券时报》和《大公报》上刊登了临时股东大会通知，现对临时股东大会提案内容作了修改，修改后的完整提案内容如下：

《关于同意出让我司持有的广东汕头海湾大桥有限公司权益的议案》

广东汕头海湾大桥有限公司系我司全资子公司香港新峰企业有限公司（以下简称我方）参股投资的中外合作企业，该公司投资总额75000万元人民币，注册资本7500万元人民币，其中新粤海湾有限公司占30%，长江和黄汕头海湾大桥有限公司占30%，汕头高速公路公司占10%，我方占30%。2000年广东汕头海湾大桥有限公司经审计的总资产为61743.3万元人民币，净资产919.9万元人民币，净利润674.9万元。截至2001年10月30日，我方累计投入资金19856.2万元人民币（其中注册资本2250万元，股东贷款17606.2万元），已收回股东贷款本金3679.1万元人民币，截至2001年10月30日，我方在广东汕头海湾大桥有限公司的资产帐面值为16716.7万元人民币，其中长期股权投资2250万元人民币，长期债权投资14466.7万元人民币。我方股权质押给中国银行（香港），中国银行（香港）已同意我方的此次转让。

根据公司长期发展战略需要，董事会拟将公司持有的广东汕头海湾大桥有限公司权益对外转让，受让方为本公司的非关联方深圳高速公路股份有限公司。深圳高速公路股份有限公司系香港联交所挂牌的上市公司，总股本人民币20.157亿元，注册地深圳市滨河路北5022号联合广场A座19楼，法定代表人陈潮，主营业务为建造、营运及管理在中国境内的收费公路和高速公路。协议转让价格为人民币3.2亿元，款项分期支付，其中合同签定之日支付总转让价款的50%，剩余的50%于签定合同之日起六个月内分两期付清。

此次转让所得资金部分用于偿还银行借款，其余用于充实公司发展所需流动资金。如果此次转让成功，将很大程度上改善公司财务状况，有助于公司调整负债结构和投资结构，为公司发展主业提供资金保障。请股东大会审议。

特此公告。

证券代码：000029、200029　　证券简称：深深房A、深深房B

（公告编号：临2002-06）

深圳经济特区房地产（集团）股份有限公司

出售资产及董事会决议公告

本公司董事会全体成员保证公告内容真实、准确和完整，并对公告中的任何虚假记载、误导性陈述或者重大遗漏承担责任。

本公司董事会于2002年10月24日上午在深房广场48楼会议室召开会议，应出席会议董事9人，实到6人，3名董事委托其他董事表决。会议审议了关于转让SUPER PRAISE LIMITED（中文名称：超飞有限公司）100%股权的转让合同，经与会董事表决形成决议如下：

同意本公司全资子公司(香港)新峰企业有限公司与PROFIT OPTIMA LIMITED（中文名称：盈多有限公司）签定正式转让合同，将新峰企业有限公司持有的超飞有限公司100%股权转让给盈多有限公司。现将该决议所述交易内容公告如下：

一、交易概述

1、本公司全资子公司（香港）新峰企业有限公司2002年10月24日与盈多有限公司签定正式转让合同，将新峰企业有限公司持有的超飞有限公司100%股权全部转让给盈多有限公司，转让价格人民币3.22亿元，交易地点在中国香港。本公司及新峰企业有限公司与盈多有限公司及其实际控制人越秀交通有限公司均无关联关系，该转让不构成关联交易。

2、本公司董事会及新峰企业有限公司董事会均以全票审议通过了上述转让的议案。本公司独立董事均认为本次交易的决策程序符合有关规定，交易作价依据充分，交易价格公允，没有损害中小股东的利益。本次交易生效无需征得其他第三方同意，实施交易所需的有关程序已基本完成。

二、交易各方当事人介绍

1、盈多有限公司是一间根据英属维尔京群岛法律正式成立并合法存在的有限责任公司，地址为香港湾仔轩尼诗道103号越兴大厦23楼。该公司是专门为本次交易而设，其实际控制人为越秀交通有限公司。越秀交通有限公司系1997年在香港联交所上市的公司，注册地百慕达，董事长刘锦湘，2001年底股本为104458千港元，该公司主要从事投资及收费公路营运业务。

2、越秀交通有限公司1999—2001年业务发展较稳定，营业

额1999年为467549千港元，2000年为468266千港元，2001年为418616千港元；盈利能力较强，每股盈利1999年为0.26港元，2000年为0.27港元，2001年为0.21港元；资金充足，经营业务现金流入净额1999年为376588千港元，2000年为337637千港元，2001年为311388千港元。

3、交易对方与本公司及本公司前十名股东在产权、业务资产、债权债务、人员等方面无关联关系。

4、越秀交通有限公司2001年主要财务资料如下：（该公司的详细财务资料可在 http://www.gzitransport.com.hk 上查询）

项目	金额（港元）	项目	金额（港元）
营业额	418,616,000	固定资产	31,863,000
经营盈利	244,477,000	流动资产	814,865,000
财务成本	49,148,000	流动负债	465,817,000
税后盈利	285,246,000	股本	104,458,000
每股盈利	0.21	股东权益	3,024,329,000
经营业务现金流入净额	311,388,000	现金及现金等价物增减	344,391,000

5、越秀交通有限公司最近5年没有受过行政和刑事处罚、没有涉及重大民事诉讼和仲裁。

三、交易标的基本情况

1、此次交易的标的为超飞有限公司的股权。超飞有限公司注册地址为 Akara Bldg 24 De Castro street,Wickhams Cay I, Road Town, Tortola, British Virgin Island. 该公司系新峰有限公司的全资子公司，其全部资产为持有广东汕头海湾大桥有限公司的30%的权益及股东贷款。

2、广东汕头海湾大桥有限公司系一家由四方股东共同投资设立的中外合作企业。其股东为：新粤海湾有限公司、汕头高速公路公司、长江和黄汕头海湾大桥有限公司、超飞有限公司等四家。该公司成立于1993年12月，经营期限35年，投资总额75000万元人民币，注册资本7500万元人民币，其中新粤海湾有限公司占30%，长江和黄汕头海湾大桥有限公司占30%，汕头高速公路公司占10%，超飞有限公司占30%。本公司法律顾问认为此次交易系转让新峰企业有限公司全资公司的股权，故不存在其他股东优先受让权的问题。截至2002年7月31日，广东汕头海湾大桥有限公司未经审计的固定资产为 52093.9 万元，流动资产 2696.5 万元（其中其他预付及应收款 1364.3 万元），流动负债 541.7 万元，股东贷款 47323.7 万元，应付股东贷款利息 2419.9 万元，2002年1-7月总收入 7462.6 万元，净利润 1905.7 万元。

3、深圳市德正信资产评估有限公司对广东汕头海湾大桥有

限公司进行了评估，该公司具有从事证券业务评估资格。评估的基准日为 2001 年 10 月 31 日，在评估时对企业整体资产先采用成本加和法评估，再用收益现值法评估验证，最后采用收益现值法评估结果。评估结如下：（人民币万元）

项目	评估前	评估后	增值率（%）
流动资产	1428.93	1352.89	-5.32
固定资产	54623.27	73261.66	34.12
总资产	57031.80	75588.04	32.54
流动负债	4657.09	4659.55	0.05
长期负债	49706.19	49727.02	0.04
净资产	2665.52	21201.47	695.40

采用收益现值法评估整体资产价值的数额为 57276.86 万元，两种评估方法产生差异的原因是：大桥整体无形资产包括大桥特许经营权、投资方式、国有资产使用权等使企业价值增加。

净资产和总资产增值较大，主要系固定资产增值所致，固定资产评估增值原因是由于：大桥帐面值按总承包数入账，且部分用营业收入抵充未入帐；总承包数低于经批准的概算定额；大桥重置工程量定额稍低，但费率大增，使重置成本提高；帐面按 20 年折旧，评估按经营期限折旧；部分进口设备现价高于帐面值。

四、交易合同的主要内容及定价情况

1、主要条款

根据合同，新峰企业有限公司将其拥有超飞公司的 100%的股权全部转让给盈多公司，转让总价款 3.22 亿元人民币，截止成交日，盈多公司已向新峰公司支付转让款项 26104.98 万港元，余款 4500 万人民币将于成交日后一周内支付。

2、定价依据

超飞公司股权转让的定价是根据其在广东汕头海湾大桥有限公司企业整体价值所占权益（以收益法评估值 57276.86 乘以 30%计算）及股东贷款本息 14992 万元之和，约 3.2 亿元，成交价格略高于评估值。

五、涉及的其他安排

此次新峰企业有限公司出售子公司股权不涉及人员安置、土地租赁等情况，交易完成后不会产生关联交易，出售所得资金用于偿还债务及发展新投资项目。


2001-11-30 22:58
董事会

深圳经济特区房地产（集团）股份有限公司
董事会决议公告暨临时股东大会通知

本公司董事会于2001年11月28日召开会议，应出席董事9人，实到8人，监事和高级管理人员列席了会议。会议经研究决定：同意“关于授权董事会决定出让我司持有的广东汕头海湾大桥有限公司股权的议案”，同意于2001年12月31日召开临时股东大会，审议上述议案。现将股东大会有关事项公告如下：

一、会议时间和地点

会议时间：2001年12月31日上午9时整

会议地点：深圳市人民南路深房广场48楼会议室

二、会议议程审议“关于授权董事会决定出让我司持有的广东汕头海湾大桥有限公司股权的议案”。广东汕头海湾大桥有限公司系我司全资子公司香港新峰企业有限公司（以下简称我方）参股投资的中外合作企业，该公司投资总额75000万元，注册资本7500万元，其中新粤海湾有限公司占30%，长江和黄汕头海湾大桥有限公司占30%，汕头高速公路公司占10%，我方占30%。2000年广东汕头海湾大桥有限公司经审计的总资产为61743.3万元，净资产919.9万元，净利润674.9万元。截至2001年10月30日，我方累计投入资金19856.2万元（其中注册资本2250万元，股东贷款17606.2万元），已收回股东贷款本金3679.1万元，截至2001年10月30日，我方在广东汕头海湾大桥有限公司的资产帐面值为16716.7万元，其中长期股权投2250万元，长期债权投资14466.7万元。根据公司长期发展战略需要，董事会拟将公司持有的广东汕头海湾大桥有限公司股权和债权对外转让，受让方为本公司的非关联方。转让价格人民币3.2亿元，转让所得资金部分用于偿还银行借款，其余用于充实公司发展所需流动资金。如果此次转让成功，将很大程度上改善公司财务状况，有助于公司调整负债结构和投资结构，为公司发展主业提供资金保障。故董事会提请股东大会批准：由股东大会授权董事会就转让广东汕头海湾大桥有限公司股权作出决定，转价格人民币3.2亿元，对于转让结果在下一次股东大会上予以追认。

二、出席会议对象

1、截止2001年12月21日（股权登记日）收市前在深圳证券结算公司在册持有本公司股票之股东，均有资格参加。具有出席资格而因故无法出席大会者，可书面委托他人出席，代为行使权利。

2、公司董事、监事及高级管理人员。

三、出席会议登记办法

股东持本人身份证、股东帐户卡、持股凭证，委托代表持本人身份证、委托书及授权人股权凭证出席本次会议。

四、注意事项：

1、会期半天，出席者食宿及交通费自理。

2、有关本次股东大会其他事宜，请垂询本公司董事会秘书处。

电话：（0755）2293000—4718、4719、4720

传真：（0755）2294024

深圳经济特区房地产（集团）股份有限公司

董 事 会

2001年11月30日

授 权 委 托 书

兹委托 先生（女士）代表本人出席深圳经济特区房地产（集团）股份有限公司第七届股东大会并对会议应表决事项行使表决权。

委托人： 股东帐号：

持股数： 委托日期：

被委托人：

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